As filed with the Securities and Exchange Commission on August 10, 2018

Deleted: July 31

File No. 333-223073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6 to

Deleted: 5

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CROSSCODE, INC.

Delaware		47-540-9980
(State or jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

17285 74th Avenue North, Maple Grove, MN 55311
408-813-4601
(Address, including zip code, and telephone number, including area code, of registrant's principle executive offices)

United States Corporation Agents, Inc.
Resident Agent
300 Delaware Avenue, Suite 210-A, Wilmington, DE 19801
408-813-4601
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: **As soon as practicable after this Registration Statement becomes effective.**

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Calculation of Registration Fee

Title of each Class of Securities To be Registered	Amount to be registered (1)	Proposed maximum Offering price per share (2) (3)(4)(5)		Proposed maximum aggregate Offering price		Amount of registration fee (6)	
Common Stock, $0.001 par value per share, to be offered by the issuer	4,000,000	$	0.30	$	1,200,000	$	149.40
Common Stock, $0.001 par value per share, to be offered by the selling stockholders	4,182,081	$	0.30	$	1,254,624	$	156.20
Total	8,182,081		0.30	$	2,454,624	$	305.60

(1) In the event of a stock split, stock dividend or similar transaction involving our common stock, the number of shares registered shall automatically be increased to cover the additional shares of common stock issuable pursuant to Rule 416 under the Securities Act of 1933, as amended.
(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457 of the Securities Act.
(3) Offering price has been arbitrarily determined by the Board of Directors.
(4) The offering price has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o).
(5) The offering price has been calculated as the exercise price solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(g).
(6)

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

2



PRELIMINARY PROSPECTUS

CROSSCODE, INC.

4,000,000 Shares of Common Stock Offered by the Company
And
4,182,081 Shares of Common Stock Offered by the Selling Stockholders

$0.30 per share

This is the initial public offering of our common stock, par value $0.001 per share. We are selling 4,000,000 shares of our common stock.

In addition, the selling stockholders identified in this prospectus are selling 4,182,081 shares of common stock.

If the selling stockholders sell all 4,182,081 shares of their stock, the net proceeds to the selling stockholders would be $1,254,624. We will not receive proceeds from the sale of any shares by the selling stockholders.

This offering (for both the Company and the selling stockholders) will terminate on the date which is 180 days from the effective date of this prospectus, although we may close the offering on any date prior if the offering is fully subscribed or upon the vote of our board of directors.

We currently expect the initial public offering price of the shares we are offering to be $0.30 per share of our common stock. The selling stockholders are likewise selling their shares at $0.30 per share.

There is no established market for our stock. The offering price of the shares has been determined arbitrarily by us. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a privately held company. In determining the number of shares to be offered and the offering price, we took into consideration our capital structure and the amount of money we would need to implement our business plans. Accordingly, the offering price should not be considered an indication of the actual value of our securities.

The shares of common stock being sold by the selling stockholders were issued in transactions made in reliance on Section 4(a)(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder. Our common stock is not currently quoted on the OTC Market Groups quotation system and we have no ticker symbol. There is no trading market for our common stock whatsoever.

Investing in our common stock involves a high degree of risk. See "Risk Factors" for certain risks you should consider before purchasing any shares in this offering. This prospectus is not an offer to sell these securities and it is not the solicitation of an offer to buy these securities in any state where the offeror sale is not permitted.

The offering is being conducted on a self-underwritten, best efforts basis, which means our management will attempt to sell the shares being offered hereby on behalf of the Company. There is no underwriter for this offering.

Completion of this offering is not subject to us raising a minimum offering amount. We do not have an arrangement to place the proceeds from this offering in an escrow, trust or similar account. Any funds raised from the offering will be immediately available to us for our immediate use.

Any purchaser of common stock in the offering may be the only purchaser, given the lack of a minimum offering amount.

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Company does not plan to use this offering prospectus before the effective date.

Proceeds to Company in Offering

	Number of Shares	Offering Price (1)		Underwriting Discounts & Commissions		Gross Proceeds	
Per Share							
25% of Offering Sold	1,000,000	$	0.30	$	0	$	300,000
50% of Offering sold	2,000,000	$	0.30	$	0	$	600,000
75% of Offering Sold	3,000,000	$	0.30	$	0	$	900,000
Maximum Offering sold	4,000,000	$	0.30	$	0	$	1,200,000

(1) Assuming an initial public offering price of $0.30 per share, as set forth on the cover page of this prospectus. The Company will receive no proceeds from the sale of any common stock by the selling stockholders. If the selling stockholders sell all 4,182,081 shares of their stock, the net proceeds to the selling stockholders would be $1,254,624.

4

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

In making your investment decision, you should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with any other or different information. If anyone provides you with information that is different from, or inconsistent with, the information in this prospectus, you should not rely on it. We believe the information in this prospectus is materially complete and correct as of the date on the front cover. We cannot, however, guarantee that the information will remain correct after that date. For that reason, you should assume that the information in this prospectus is accurate only as of the date on the front cover and that it may not still be accurate on a later date. This document may only be used where it is legal to sell these securities. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sales of our shares of common stock.

You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

This prospectus does not offer to sell, or ask for offers to buy, any shares of our common stock in any state or other jurisdiction in which such offer or solicitation would be unlawful or where the person making the offer is not qualified to do so.

No action is being taken in any jurisdictions outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in those jurisdictions. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply in those jurisdictions to this offering or the distribution of this prospectus. In this prospectus, unless the context otherwise denotes, references to "we," "us," "our," "Sharma" and the "Company" refer to Crosscode, Inc.

SUMMARY

The following summary highlights material information in this prospectus. It may not contain all the information that is important to you. For additional information, you should read this entire prospectus carefully, including "Risk Factors" the financial statements and the notes to the financial statements.

Overview

Crosscode Inc. ("Crosscode") is a patent pending cloud based IT mapping software which mitigates the risk of making IT changes by automating key analytical processes. Large organizations typically have a defined number of business (or capability) domains that are decomposed into many business processes implemented by people and thousands of IT assets – applications, data and infrastructure. Large reengineering efforts, or even small changes in business processes require touching hundreds or thousands of lines of code. And changing these lines of code potentially affect other processes and business services in the organization. ***There is no single panoptic map of what depends on what***.

The impact of this situation is that analysis of what must be changed and what impact the change will have in itself takes as much as 50% and up to 70% of any enterprise business transformation project. After this analysis is complete, the coding and testing itself is very straightforward.

Crosscode's Enterprise technology creates such a map and uses it to be able to perform such analysis at the touch of a button. Beyond the dramatic cost savings that this will provide, it opens up a vista of being able to do instant detailed "what if" scenarios for IT and enterprise planning. We call, this "single pane of glass" view ***the panoptic view***.

Problem & Market Opportunity: Enterprises tens of thousands of business applications and databases built on a foundation made of layers of patches. It is so large and complex that no one person could understand it all, and it is continuously changing.

Today, when a business owner requests even just a budget estimate for a small change to be made by the CIO's organization, that organization looks unresponsive because the information is not all in one place and not all in any machine readable format. This estimating process is a combination of high level guesswork with a smattering of drill-down to look for *gotchas*. When the project is approved, analysis begins in earnest, consuming over 50% and up to 70% of the total manual human effort required for the entire project.

The opportunity for Crosscode is to capture a portion of the billion dollars of value that comes from **saving its customers up to 70% of the nearly $1 trillion labor cost** component of the over $3.5 trillion global IT market (Source: Gartner report on global IT spend).

We have received a "Going Concern" classification from our auditors which raises substantial doubts about our ability to continue as a viable enterprise under a wide range of circumstances which are not limited to: "Our continued need of additional capital for the foreseeable future, our inability to raise such capital on acceptable terms if any. Also, we have generated no revenues since inception and have incurred losses during the same time period, due to the fact that the initial years were spend on technology development. Our platform was commercially available effective November 2017 and formally launched in December 2017. Investors should note that we operate in an intensely competitive environment however our technology addresses a fundamental issue that exists in the industry for which our solution is very uniquely poised. Further, the most significant risks facing the Company are rapid technological innovations and changes which the Company may not foresee or anticipate. Such potential developments may severely impair our ability to offer products that are able to address our customers needs or effectively compete in the marketplace.

Our Solution

The Crosscode Panoptic Solution suite includes:

- The Panoptic Dependency Analyzer, the foundation for the Crosscode Solution
- The Enterprise Architecture Modeler, a tool for analyzing sweeping IT changes
- The Enterprise Impact Assessment Analyzer

Market Size

Crosscode is first targeting the approximately 22,000 US companies with revenues of greater than $100 million annually. Approximately 2,000 of these are above $1billion in revenue annually. The Company will target the approximately similar numbers of >$1 billion enterprises in Europe and Asia from 2018. Split between the large enterprise offering's rough economic value to the company of just over $250,000 annually via a SaaS offering (Can also be offered as an on-prem offering for additional consulting charges) over the cloud, and the smaller self-service cloud based model of $50 to $75 per server per month (a typical mid-sized company would have at least 500 servers), this represents between $5 billion and $10 billion annual revenue market opportunity for the Company.

Sales & Distribution

Crosscode has a traditional sales organization, comprising of individuals with industry experience in selling enterprise software. The Company is also engaged in efforts to build a partner network with leading global technology and consulting firms.

We currently have partnership agreements in place with Accenture, Avanade, Alto Strategies, Xoriant Corporation and are in active negotiations with a number of additional global corporations to expand our partnership program.

Competition

Crosscode's environment is filled with various enterprise tool vendors – Business Process Modeling "BPM" tool suites, Universal Makeup Language "UML" tool suites, Application Performance Monitoring "APM" tools, Business Process Optimization "BPO" tools, Business Intelligence "BI" tools, enterprise schema management tools, Extract, Transform, Load "ETL" tools, and the like. ***None of the major vendors in any of these categories have roadmaps that promise to deliver the particular value that Crosscode brings to the enterprise, by mapping dependencies between every application and database at the code level.***

Competitive Advantages: Sources of short and long-term competitive advantage include:

- First-to-market: There are no tool vendors with significant distribution capabilities that have any technology easily repurposed to compete with Crosscode.
- Innovator's Dilemma: The large consulting companies most likely to be able to develop technology similar to Crosscode's quickly will be slowed by their dependency on this problem remaining unsolved.
- Patent Protection: Crosscode's IP (patent) development strategy includes not only patenting the algorithms within its engine, but also various adaptors and business methods required for utilization of any similar technology.
- Play Nice: Crosscode will aggressively pursue both attractive reseller and sub-licensing agreements with any receptive companies, constraining their need to develop competitive solutions.

Where You Can Find Us

Our principal executive offices are located at:

Crosscode, Inc.
17285 74th Avenue North, Maple Grove, MN 55311
Our telephone number at this address is: 408-813-4601
Our website address is http://www.crosscode.com

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The Offering

Issuer:	Crosscode, Inc.
Common stock offered by us:	4,000,000 shares at $0.30 per share
Common stock offered by the selling stockholders:	4,182,081 shares at $0.30 per share
Common stock outstanding before the offering:	59,909,996 shares
Common stock to be outstanding after the offering:	63,909,996 shares.
Use of proceeds:	We expect to receive net proceeds from this offering of approximately $0.30 per share assuming all the shares offered hereby are sold and after deducting estimated offering expenses payable by us.

We will not receive any proceeds from the sale of shares of common stock in this offering by the selling stockholders.

We intend to use the net proceeds of the offering for working capital and other general corporate purposes. See "Use of Proceeds." |
Dividend policy:	We have never declared or paid cash dividends on our common stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in respect of our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors.
No Trading on the OTC Markets Trading System:	Our common stock does not trade anywhere currently. We do not yet trade on the OTC Markets Group quotation system and have not been assigned a ticker symbol.
Risk factors:	Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 5 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Emerging Growth Company Status

As a Company with less than $1 billion in revenue in our last fiscal year, we are defined as an "emerging growth company" under the Jumpstart Our Business Startups ("JOBS") Act. We will retain "emerging growth company" status until the earliest of:

- The last day of the fiscal year during which our annual revenues are equal to or exceed $1 billion;

- The last day of the fiscal year following the fifth anniversary of our first sale of common stock pursuant to a registration statement filed under the Securities Act of 1933, as amended, which we refer to in this document as the Securities Act;

- The date on which we have issued more than $1 billion in nonconvertible debt in a previous three-year period; or

- The last day of the fiscal year during which our annual revenues are equal to or exceed $1 billion;

- The date on which we qualify as a large accelerated filer under Rule 12b-2 adopted under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (i.e., an issuer with a public float of $700 million that has been filing reports with the U.S. Securities and Exchange Commission ("SEC") under the Exchange Act for at least 12 months).

As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to SEC reporting companies. For so long as we remain an emerging growth company we will not be required to:

- have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes Oxley Wall Street Reform and Consumer Protection Act of 2002;

- comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

- submit certain executive compensation matters to stockholder non-binding advisory votes;

- submit for stockholder approval golden parachute payments not previously approved;

- disclose certain executive compensation related items, as we will be subject to the scaled disclosure requirements of a smaller reporting company with respect to executive compensation disclosure; and

- present more than two years of audited financial statements and two years of selected financial data in this registration statement and future filings, instead of the customary three years for audited financial statements and five years for selected financial data.

Pursuant to Section 107(b) of the JOBS Act, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of The JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates. Section 107 of the JOBS Act provides that our decision to opt into the extended transition period for complying with new or revised accounting standards is irrevocable.

Because the worldwide market value of our common stock held by non-affiliates, or public float, is below $75 million, we are also a "smaller reporting company" as defined under the Exchange Act. Some of the foregoing reduced disclosure and other requirements are also available to us because we are a smaller reporting company and may continue to be available to us even after we are no longer an emerging growth company under the JOBS Act but remain a smaller reporting company under the Exchange Act. As a smaller reporting company we are not required to:

- have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; and

- present more than two years of audited financial statements in our registration statements and annual reports on Form 10-K and present any selected financial data in such registration statements and annual reports.

9

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this registration statement before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The risks set out below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results. If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the value and trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

Labor shortages could increase our labor costs significantly or restrict our growth plans.

Our operations are and will be highly dependent on qualified management and operating personnel. Qualified individuals have historically been in short supply and an inability to attract and retain them would limit the success of our existing operations as well as our development of new products. We can make no assurances that we will be able to attract and retain qualified individuals in the future. Additionally, the cost of attracting and retaining qualified individuals may be higher than we anticipate, and as a result, our profitability could decline.

Our marketing programs may not be successful.

We plan to expend significant resources in our marketing efforts, using a variety of media, including social media venues. We expect to continue to conduct brand awareness programs and guest initiatives to attract and retain guests. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues. Additionally, some of our competitors have greater financial resources, which enable them to purchase significantly more television and radio advertising than we are able to purchase. Should our competitors increase spending on advertising and promotions or our advertising funds decrease for any reason, or should our advertising and promotions be less effective than our competitors, there could be a material adverse effect on our results of operations and financial condition.

Our business operations and future development could be significantly disrupted if we lose key members of our management team.

The success of our business continues to depend to a significant degree upon the continued contributions of our senior officers and key employees, both individually and as a group. Our future performance will be substantially dependent in particular on our ability to retain and motivate Aditya Sharma, our President and Chief Executive Officer, and certain of our other senior executive officers. The loss of the services of our CEO, senior officers or other key employees could have a material adverse effect on our business and plans for future development. We have no reason to believe that we will lose the services of any of these individuals in the foreseeable future; however, finding suitable replacements of these individuals would be a tedious process. We also do not maintain any key man life insurance policies for any of our employees.

Our insurance policies may not provide adequate levels of coverage against all claims, and fluctuating insurance requirements and costs could negatively impact our profitability.

We believe our insurance coverage is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. These losses, if they occur, could have a material and adverse effect on our business and results of operations. In addition, the cost of workers' compensation insurance, general liability insurance and directors' and officers' liability insurance fluctuates based on our historical trends, market conditions and availability. Additionally, health insurance costs in general have risen significantly over the past few years and are expected to continue to increase. These increases, as well as recently-enacted federal legislation requiring employers to provide specified levels of health insurance to all employees, could have a negative impact on our profitability, and there can be no assurance that we will be able to successfully offset the effect of such increases with plan modifications and cost control measures, additional operating efficiencies or the pass-through of such increased costs to our guests.

We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brands and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to protect our intellectual property.

If our efforts to register, maintain and protect our intellectual property are inadequate, or if any third party misappropriates, dilutes or infringes on our intellectual property, the value of our brands may be harmed, which could have a material adverse effect on our business and might prevent our brands from achieving or maintaining market acceptance. We may also face the risk of claims that we have infringed third parties' intellectual property rights. If third parties claim that we infringe upon their intellectual property rights, our operating profits could be adversely affected. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend, require us to rebrand our services, if feasible, divert management's attention and resources or require us to enter into royalty or licensing agreements in order to obtain the right to use a third party's intellectual property.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products or services, any of which could have a negative impact on our operating profits and harm our future prospects.

At this time a comprehensive search has been conducted on all patents issued, pending and filed for consideration with the US patents authorities as well as patent issuing authorities globally to see if any patents have been issued or pending for a technology solution similar to Crosscode's. Our global search has come up with a negative with no patents either issued or pending with any patent's issuing authority worldwide that can be considered even a remote competitor to Crosscode.

Crosscode has already filed and obtained provisional patents on the v1.0 of the Crosscode Panoptics Platform, under 37 CFR 1,53 (c).

Crosscode's invention as filed with the US patents authority is titled "METHODS AND SYSTEMS FOR ARCHITECTURAL IMPACT ANALYSIS ON IT ASSETS IN AN ENTERPRISE." The company filed for provisional patents in July 2017 which gave the Company a 1 year window to convert the provisional patents into formal non-provisional. The company filed for the conversion of the provisional patents into enforceable non-provisional patents covered under the PCT (Patent Co-Operation Treaty) to which the US is a signatory, on November 3, 2017. Our application is still in processing under international application number PCT/US17/59811.

On May 18, 2018, the Company was notified by the US PTO that while the patent application is still under processing, its application has been published via publication number US-2018-0131558-A1. While the US PTO mandates that the conversion from a non-provisional patent to a formal patent be filed within 1 year from the filing of the provisional patent, there is no guarantee on the processing timelines. The company is duly in compliance with the US PTO guidelines, having filed for the conversion of patents on November 3, 2017.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We will rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our facility. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. Although we employ both internal resources and external consultants to conduct auditing and testing for weaknesses in our systems, controls, firewalls and encryption and intend to maintain and upgrade our security technology and operational procedures to prevent such damage, breaches or other disruptive problems, there can be no assurance that these security measures will be successful.

A major natural or man-made disaster at our corporate facility could have a material adverse effect on our business.

Most of our corporate systems, processes and corporate support for our operations are centralized at our one Minnesota location, with the exception of back-up data tapes that are sent off-site on a weekly basis. We are currently implementing a new disaster recovery plan, including the establishment of a datacenter/co-location facility. If we are unable to fully develop a new disaster recovery plan, we may experience failures or delays in recovery of data, delayed reporting and compliance, inability to perform necessary corporate functions and other breakdowns in normal operating procedures that could have a material adverse effect on our business and create exposure to administrative and other legal claims against us.

We will incur increased costs and obligations as a result of being a public company.

As a privately held company, we have not been responsible for certain corporate governance and financial reporting practices and policies required of a publicly traded company. Following this offering, we will be a publicly traded company and will incur significant legal, accounting and other expenses that we were not required to incur in the recent past. In addition, the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act"), as well as rules implemented by the U.S. Securities and Exchange Commission (the "SEC") and the Nasdaq Global Market, require changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly. We estimate that we will incur additional incremental costs per year associated with being a publicly-traded company; however, it is possible that our actual incremental costs of being a publicly-traded company will be higher than we currently estimate. In estimating these costs, we took into account expenses related to insurance, legal, accounting and compliance activities.

Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly traded company.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC after the consummation of this offering, and may require a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting in the same annual report. In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We will be unable to issue securities in the public markets through the use of a shelf registration statement if we are not in compliance with Section 404. In addition, failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price.

Federal, state and local tax rules may adversely impact our results of operations and financial position.

We are subject to federal, state and local taxes in the U.S. Although we believe our tax estimates are reasonable, if the Internal Revenue Service ("IRS") or other taxing authority disagrees with the positions we have taken on our tax returns, we could face additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on our results of operations and financial position. In addition, complying with new tax rules, laws or regulations could impact our financial condition, and increases to federal or state statutory tax rates and other changes in tax laws, rules or regulations may increase our effective tax rate. Any increase in our effective tax rate could have a material impact on our financial results.

Risks Related to our Operation as a Public Company

If we become a public reporting company, we are subject to new corporate governance and internal control reporting requirements, and our costs related to compliance with, or our failure to comply with existing and future requirements, could adversely affect our business.

We may face new corporate governance requirements under the Sarbanes-Oxley Act of 2002, as well as new rules and regulations subsequently adopted by the SEC and the Public Company Accounting Oversight Board. These laws, rules, and regulations continue to evolve and may become increasingly stringent in the future. We will be required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"). We will be a smaller reporting company as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Section 404 requires us to include an internal control report with our Annual Report on Form 10-K. The report must include management's assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. This report must also include disclosure of any material weaknesses in internal control over financial reporting that we have identified. Failure to comply, or any adverse results from such evaluation, could result in a loss of investor confidence in our financial reports and have an adverse effect on the trading price of our securities. We will strive to continuously evaluate and improve our control structure to help ensure that we comply with Section 404. The financial cost of compliance with these laws, rules, and regulations is expected to remain substantial. We cannot assure you that we will be able to fully comply with these laws, rules, and regulations that address corporate governance, internal control reporting, and similar matters. Failure to comply with these laws, rules, and regulations could materially adversely affect our reputation, financial condition, and the value of our securities.

If we become a public company, we will have significant operating costs relating to compliance requirements and our management is required to devote substantial time to compliance initiatives. The costs of being a public company could result in us being unable to continue as a going concern.

Our management has no past experience operating as a public company, though they have served as senior executive positions with large Fortune global companies in key management positions. To operate effectively, we will be required to continue to implement changes in certain aspects of our business and develop, manage, and train management level and other employees to comply with ongoing public company requirements. Failure to take such actions, or delay in the implementation thereof, could have a material adverse effect on our business, financial condition, and results of operations.

The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC, imposes various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Further, as a public company, we will have to comply with numerous financial reporting and legal requirements, including those pertaining to audits, quarterly reporting and internal controls. Such costs can be substantial and we must generate enough revenue or raise money from offerings of securities or loans in order to meet these costs and our SEC filing requirements. If our revenues are insufficient, and/or we cannot satisfy many of these costs through the issuance of our shares, we may be unable to satisfy these costs through the normal course of business which would result in our being unable to continue as a going concern.

Our internal controls may be inadequate, which could cause our financial reporting to be unreliable and lead to misinformation being disseminated to the public.

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

· pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

· provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and/or directors of the Company; and

· provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Our internal controls may be inadequate or ineffective, which could cause our financial reporting to be unreliable and lead to misinformation being disseminated to the public. Investors relying upon this misinformation may make an uninformed investment decision. If we cannot provide reliable financial reports, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock, if a market ever develops, could drop significantly and result in a loss of some or all of your investment.

Risks Related to our Common Stock

We can provide no assurances as to our future financial performance or the investment result of a purchase of our Common Stock.

Any projected results of operations involve significant risks and uncertainty and should be considered speculative, and depend on various assumptions which may not be correct. The future performance of our Company and the return on our common stock depends on a complex series of events that are beyond our control and that may or may not occur. Actual results for any period may or may not approximate any assumptions that are made and may differ significantly from such assumptions. We can provide no assurance or prediction as to our future profitability or to the ultimate success of an investment in our Common Stock.

The Company is conducting this Offering by the efforts of our officers and directors without the benefit of an underwriter who would have assisted to confirm the accuracy of the disclosure in our prospectus and without the benefit of an underwriter the Company may not be able to sell all or any of the shares offered herein.

The Company is responsible for the accuracy of the disclosure in this prospectus. The Company is conducting a self-underwritten offering on a "best efforts" basis, which means no underwriter has been engaged in any due diligence activities to assist to confirm the accuracy of the disclosure in the prospectus or to provide input as to the offering price. The Common Stock are being offered on our behalf on a best-effort basis. No broker-dealer has been retained as an underwriter and no broker-dealer is under any obligation to purchase any common shares. There are no firm commitments to purchase any of the shares in this offering. Consequently, there is no guarantee that the Company, through its officers and directors, is capable of selling all, or any, of the common shares offered hereby. The sale of only a small number of shares increases the likelihood of no market ever developing for our shares.

The offering price of our Common Stock has been determined arbitrarily.

The offering price has been arbitrarily determined by the Company and bears no relationship to assets, earnings, or any other valuation criteria. No assurance can be given that the shares offered hereby will have a market value or that they may be sold at this, or at any price. The price of our Common Stock in this Offering has not been determined by any independent financial evaluation, market mechanism or by our auditors, and is therefore, to a large extent, arbitrary. Our audit firm has not reviewed management's valuation and, therefore, expresses no opinion as to the fairness of the offering price as determined by our management. As a result, the price of the Common Stock in this offering may not reflect the value perceived by the market. There can be no assurance that the shares offered hereby are worth the price for which they are offered and investors may, therefore, lose a portion or all of their investment.

Since there is no minimum for our offering, if only a few persons purchase shares they will lose their money without us being even able to develop a market for our shares.

Since there is no minimum with respect to the number of shares to be sold directly by the Company in its offering, if only a few shares are sold, we will be unable to even attempt to create a public market of any kind for our shares. In such an event, it is highly likely that the entire investment of shareowners would be lost. We cannot make any assurances that even if all of the shares are purchased, we could have the same result. We cannot assure you that there will be a market in the future for our Common Stock, which may have a negative effect on the market price of our Common Stock. You may not be able to sell your shares at their purchase price or at any price at all. Accordingly, you may have difficulty reselling any shares you purchase from pursuant to this Offering.

Future issuances of our Common Stock could dilute current stockholders or adversely affect the market.

Future issuances of our Common Stock could be at values substantially below the price paid by the current holders of our common stock. In addition, common stock could be issued to fend off unwanted tender offers or hostile takeovers without further stockholder approval. Sales of substantial amounts of our common stock, or even just the prospect of such sales, could depress the prevailing price of our common stock and our ability to raise equity capital in the future. Additionally, large share issuances would generally have a negative impact on our share price. It is possible that, due to additional share issuance, you could lose a substantial amount, or all, of your investment. In addition, if a trading market develops for our common stock, we may attempt to raise capital by selling shares of our common stock, possibly at a discount to market. These actions will result in dilution of the ownership interests of existing shareholders, further dilute common stock book value, and that dilution may be material.

We will be subject to the "penny stock" rules which will adversely affect the liquidity of our common stock.

In the event that our shares are traded, and our stock trades below $5.00 per share, our stock would be known as a "penny stock", which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The U.S. SEC has adopted regulations which generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our common stock could be considered to be a "penny stock". A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, he must receive the purchaser's written consent to the transaction prior to the purchase. He must also provide certain written disclosures to the purchaser. Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell our securities, and may negatively affect the ability of holders of shares of our common stock to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks are low priced securities that do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to. These rules also limit the ability of broker-dealers to solicit purchases of our Common Stock and therefore reduce the liquidity of the public market for our shares should one develop.

The market for penny stocks has experienced numerous frauds and abuses that could adversely impact investors in our stock.

Company management believes that the market for penny stocks has suffered from patterns of fraud and abuse. Such patterns include:

· Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

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- Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

- "Boiler room" practices involving high pressure sales tactics and unrealistic price projections by sales persons;

- Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

- Wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Any trading market that may develop may be restricted by virtue of state securities "Blue Sky" laws that prohibit trading absent compliance with individual state laws. These restrictions may make it difficult or impossible to sell shares in those states.

There is currently no established public market for our common stock, and there can be no assurance that any established public market will develop in the foreseeable future. Transfer of our common stock may also be restricted under the securities or securities regulations laws promulgated by various states and foreign jurisdictions, commonly referred to as "Blue Sky" laws. Absent compliance with such individual state laws, our common stock may not be traded in such jurisdictions. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. These restrictions prohibit the secondary trading of our common stock. We currently do not intend to and may not be able to qualify securities for resale in at least 17 states which do not offer manual exemptions (but may not to offer one to us since we are a shell company and may still be a shell company at the time of application) and require shares to be qualified before they can be resold by our shareholders. Accordingly, investors should consider the secondary market for our securities to be a limited one. See also "Plan of Distribution-

State Securities-Blue Sky Laws."

Terms of subsequent financings may adversely impact your investment.

We may have to raise equity and debt financing in the future. Your rights and the value of your investment in our Common Stock could be reduced. For example, if we issue secured debt securities, the holders of the debt would have a claim against our assets that would be prior to the rights of stockholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results.

It is not likely that we will pay dividends on the Common Stock or any other class of stock.

We intend to retain any future earnings for the operation and expansion of our business. We do not anticipate paying cash dividends on our Common Stock, or any other class of stock, in the foreseeable future. Stockholders should look solely to appreciation in the market price of our common shares to obtain a return on investment.

A significant number of our shares will be eligible for sale and their sale or potential sale may depress the market price of our common stock.

Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock. This prospectus covers 4,000,000 shares of our common stock, which represents approximately 6.7% of our current issued and outstanding shares of our common stock. As additional shares of our common stock become available for resale in the public market pursuant to this Offering, and otherwise, the supply of our common stock will increase, which could decrease its price. In addition, some or all of the shares of common stock may be offered from time to time in the open market pursuant to Rule 144, and these sales may have a depressive effect on the market for our shares of common stock.

You may have limited access to information regarding our business because our obligations to file periodic reports with the SEC could be automatically suspended under certain circumstances.

As of the effective date of our registration statement of which this prospectus is a part, we will become subject to certain informational requirements of the Exchange Act, as amended and we will be required to file periodic reports (i.e., annual, quarterly and material events) with the SEC which will be immediately available to the public for inspection and copying. In the event during the year that our registration statement becomes effective, these reporting obligations may be automatically suspended under Section 15(d) of the Exchange Act if we have less than 300 shareholders and do not file a registration statement on Form 8-A (of which we have no current plans to file). If this occurs after the year in which our registration statement becomes effective, we will no longer be obligated to file such periodic reports with the SEC and access to our business information would then be even more restricted. After this registration statement on Form S-1 becomes effective, we may be required to deliver periodic reports to security holders as proscribed by the Exchange Act, as amended. However, we will not be required to furnish proxy statements to security holders and our directors, officers and principal beneficial owners will not be required to report their beneficial ownership of securities to the SEC pursuant to Section 16 of the Exchange Act until we have both 500 or more security holders and greater than $10 million in assets. This means that access to information regarding our business and operations will be limited.

We are classified as an "emerging growth company" as well as a "smaller reporting company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

We could remain an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Notwithstanding the above, we are also currently a "smaller reporting company." Specifically, similar to "emerging growth companies, "smaller reporting companies" are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings. Decreased disclosures in our SEC filings due to our status as an "emerging growth company" or "smaller reporting company" may make it harder for investors to analyze our results of operations and financial prospects.

Investing in our Company is highly speculative and could result in the entire loss of your investment.

Purchasing the offered shares is highly speculative and involves significant risk. The offered shares should not be purchased by any person who cannot afford to lose their entire investment. Our business objectives are also speculative, and it is possible that we would be unable to accomplish them. Our shareholders may be unable to realize a substantial or any return on their purchase of the offered shares and may lose their entire investment. For this reason, each prospective purchaser of the offered shares should read this prospectus and all of its exhibits carefully and consult with their attorney, business and/or investment advisor.

Because there is no public trading market for our common stock, you may not be able to resell your stock.

We intend to apply to have our common stock quoted on the OTC Market Group LLC's OTCQB Marketplace ("OTCQB"). This process takes at least 60 days and the application must be made on our behalf by a market maker. Our stock may be listed or traded only to the extent that there is interest by broker-dealers in acting as a market maker. Despite our best efforts, it may not be able to convince any broker/dealers to act as market-makers and make quotations on OTCQB. We may consider pursuing a listing on OTCQB after this registration becomes effective and we have completed our offering.

If our common stock becomes listed and a market for the stock develops, the actual price of our shares will be determined by prevailing market prices at the time of the sale.

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We cannot assure you that there will be a market in the future for our common stock. The trading of securities on OTCQB is often sporadic and investors may have difficulty buying and selling our shares or obtaining market quotations for them, which may have a negative effect on the market price of our common stock. You may not be able to sell your shares at their purchase price or at any price at all. Accordingly, you may have difficulty reselling any shares you purchase from the selling security holders.

Financial Industry Regulatory Authority ("FINRA") sales practice requirements may also limit your ability to buy and sell our common stock, which could depress the price of our shares.

FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional members, broker dealers must make reasonable efforts to obtain information about the customer's financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some Members. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their Members buy our common stock, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares, and thereby depress our share price.

The market price of our common stock may be volatile following this offering, and our stock price may fall below the initial public offering price at the time you desire to sell your shares of our common stock, resulting in a loss on your investment.

The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including, without limitation:

- actual or anticipated variations in our quarterly and annual operating results, financial condition or asset quality;

- changes in general economic or business conditions, both domestically and internationally;

- the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve, or in laws and regulations affecting us;

- the number of securities analysts covering us;

- publication of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, securities analysts' estimates of our financial and operating performance, or lack of research

- reports by industry analysts or ceasing of coverage;

- changes in market valuations or earnings of companies that investors deemed comparable to us;

- the average daily trading volume of our common stock;

- future issuances of our common stock or other securities;

- additions or departures of key personnel;

- perceptions in the marketplace regarding our competitors and/or us;

- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us; and

· other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core market or the financial services industry.

The stock market and, in particular, the OTC Markets has experienced significant fluctuations in recent years. In many cases, these changes have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which may make it difficult for you to resell your shares at the volume, prices and times desired.

We may receive no proceeds or very minimal proceeds from the offering.

Since there is no minimum amount of shares that must be sold by the Company, we may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that

· Has not received enough proceeds from the offering to begin operations; and

· Has no market for its shares.

Cautionary Statement Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of these terms or other comparable terminology.

These statements are only predictions and involve known and unknown risks, uncertainties, and other factors, including those discussed under "Risk Factors." The following factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements:

· the success of our existing and new technologies;

· our ability to successfully develop and expand our operations;

· changes in economic conditions, including continuing effects from the recent recession;

· damage to our reputation or lack of acceptance of our brands;

· economic and other trends and developments, including adverse weather conditions, in those local or regional areas in which our operations are concentrated;

· increases in our labor costs, including as a result of changes in government regulation;

· labor shortages or increased labor costs;

· increasing competition in the industry in general;

· changes in attitudes or negative publicity regarding drug safety and health concerns;

· the success of our marketing programs;

· potential fluctuations in our quarterly operating results due to new products and other factors;

· the effect on existing products of focusing on other products in the same markets;

· of our management team;

· strain on our infrastructure and resources caused by our growth;

· the impact of federal, state or local government regulations relating to the industry;

· the impact of litigation;

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- our inability to obtain adequate levels of insurance coverage;

- the impact of our substantial indebtedness;

- future asset impairment charges;

- security breaches of confidential information;

- inadequate protection of our intellectual property;

- our ability to raise capital in the future;

- the failure or breach of our information technology systems;

- a major natural or man-made disaster at our corporate facility;

- increased costs and obligations as a result of being a public company;

- the impact of federal, state and local tax rules;

- concentration of ownership among our existing executives, directors and principal shareholders may prevent new investors from influencing significant corporate decisions; and

- other factors discussed under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

Although we believe that the expectations reflected in the forward-looking statements are reasonable based on our current knowledge of our business and operations, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. We assume no obligation to provide revisions to any forward-looking statements should circumstances change.

You should further consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies that, like us, are in their early stages. For example, unanticipated expenses, problems, and technical difficulties may occur and they may result in material delays in the operation of our business, in particular with respect to our new products and services. We may not successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of our common stock to the point investors may lose their entire investment.

We may require additional capital to finance our operations in the future, but that capital may not be available when it is needed and could be dilutive to existing stockholders.

We may require additional capital for future operations. We plan to finance anticipated ongoing expenses and capital requirements with funds generated from the following sources:

- cash provided by operating activities;

- available cash and cash investments; and

- capital raised through debt and equity offerings.

Current conditions in the capital markets are such that traditional sources of capital may not be available to us when needed or may be available only on unfavorable terms. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control, and on our financial performance. Accordingly, we cannot assure you that we will be able to successfully raise additional capital at all or on terms that are acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our liquidity, financial condition, results of operations and prospects. Further, if we raise capital by issuing stock, the holdings of our existing stockholders will be diluted.

If we raise capital by issuing debt securities, such debt securities would rank senior to our common stock upon our bankruptcy or liquidation. In addition, we may raise capital by issuing equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, which may adversely affect the market price of our common stock. Finally, upon bankruptcy or liquidation, holders of our debt securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both.

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Our financial statements may not be comparable to those of other companies.

Pursuant to Section 107(b) of the JOBS Act, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of The JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates, and our stockholders and potential investors may have difficulty in analyzing our operating results if comparing us to such companies.

Our business is dependent upon continued market acceptance by consumers.

We are substantially dependent on continued market acceptance of our products by customers, and such customers are dependent upon regulatory and legislative forces. We cannot predict the future growth rate and size of this market. However the Company is witnessing a strong demand for its product.

If we are able to expand our operations, we may be unable to successfully manage our future growth.

Since inception, we have been planning for the expansion. Any such growth could place increased strain on our management, operational, financial and other resources, and we will need to train, motivate, and manage employees, as well as attract management, sales, finance and accounting, international, technical, and other professionals. In addition, we will need to expand the scope of our infrastructure and our physical resources. Any failure to expand these areas and implement appropriate procedures and controls in an efficient manner and at a pace consistent with our business objectives could have a material adverse effect on our business and results of operations.

Any future litigation could have a material adverse impact on our results of operations, financial condition and liquidity, particularly since we do not currently have director and officer insurance. Our lack of D&O insurance may also make it difficult for us to retain and attract talented and skilled directors and officers.

From time to time we may be subject to litigation, including potential stockholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. To date we have been unable to obtain directors and officers liability ("D&O") insurance to cover such risk exposure for our directors and officers. Such insurance generally pays the expenses (including amounts paid to plaintiffs, fines, and expenses including attorneys' fees) of officers and directors who are the subject of a lawsuit as a result of their service to the Company. While we are attempting to obtain such insurance, there can be no assurance that we will be able to do so at reasonable rates or at all, or in amounts adequate to cover such expenses should such a lawsuit occur. While neither Delaware law nor our articles of incorporation or bylaws require us to indemnify or advance expenses to our officers and directors involved in such a legal action, we expect that we would do so to the extent permitted by Delaware law. Without D&O insurance, the amounts we would pay to indemnify our officers and directors should they be subject to legal action based on their service to the Company could have a material adverse effect on our financial condition, results of operations and liquidity. Further, our lack of D&O insurance may make it difficult for us to retain and attract talented and skilled directors and officers, which could adversely affect our business.

Our prior operating results may not be indicative of our future results.

You should not consider prior operating results with respect to revenues, net income or any other measure to be indicative of our future operating results. Our future operating results will depend upon many other factors, including:

- the level of product and price competition,

- our success in expanding our business network and managing our growth,

- the ability to hire qualified employees, and

- the timing of such hiring and our ability to control costs.

We do not have an independent board of directors which could create a conflict of interests and pose a risk from a corporate governance perspective.

Our Board of Directors consists primarily of current executive officers, which means that we have limited outside or independent directors. The limitation may prevent the Board from being independent from management in its judgments and decisions and its ability to pursue the Board responsibilities without undue influence. For example, an independent Board can serve as a check on management, which can limit management taking unnecessary risks. Furthermore, the lack of independent directors creates the potential for conflicts between management and the diligent independent decision making process of the Board. In this regard, our lack of an independent compensation committee presents the risk that our executive officers on the Board may have influence over his/their personal compensation and benefits levels that may not be commensurate with our financial performance. Furthermore, our lack of outside directors deprives our company of the benefits of various viewpoints and experience when confronting challenges we face. With solely officers sitting on the Board of Directors, it will be difficult for the Board to fulfill its traditional role as overseeing management.

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We depend upon key personnel, the loss of which could seriously harm our business.

Our operating performance is substantially dependent on the continued services of our executive officers and key employees, in particular, Aditya Sharma, our Chief Executive Officer. We believe Mr. Sharma possesses valuable knowledge about and experience, as well as a history of success in management, and that his knowledge and relationships would be difficult to replicate. Even though it's not likely but the unexpected loss of the services of Mr. Sharma could have a material adverse effect on our business, operations, financial condition and operating results, as well as the value of our common stock.

Requirements associated with being a reporting public company will require significant company resources and management attention.

Once the registration statement of which this prospectus is a part is declared effective by the SEC, we will be subject to the reporting requirements of the Exchange Act and the other rules and regulations of the SEC relating to public companies. We are working with independent legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as an SEC reporting company. These areas include corporate governance, internal control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal control over financial reporting. However, we cannot assure you that these and other measures we may take will be sufficient to allow us to satisfy our obligations as an SEC reporting company on a timely basis.

In addition, compliance with reporting and other requirements applicable to SEC reporting companies will create additional costs for us,will require the time and attention of management and will require the hiring of additional personnel and legal, audit and other professionals. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the impact that our management's attention to these matters will have on our business.

Our management controls a large block of our common stock that will allow them to control us.

As of the date of this prospectus, members of our management team and affiliates beneficially own approximately 93% of our outstanding common stock. As such, management owns approximately 93% of our voting power. As a result, management will have the ability to control substantially all matters submitted to our stockholders for approval including:

   a) election of our board of directors;

   b) removal of any of our directors;

   c) amendment of our articles of incorporation or bylaws; and

   d) adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

In addition, management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Any additional investors will own a minority percentage of our common stock and will have minority voting rights.

Risks Related to the Offering and Our Common Stock

Our stock price is likely to be extremely volatile and our common stock is not listed on a stock exchange; as a result, stockholders may not be able to resell their shares at or above the price paid for them.

The market price of our common stock is likely to be extremely volatile and could be subject to significant fluctuations due to changes in sentiment in the market regarding our operations or business prospects, among other factors. Further, our common stock is not currently quoted or listed for trading anywhere, is not listed on a stock exchange, nor do we currently intend to list the common stock on a stock exchange. An active public market for our common stock does not currently exist, and even if it does someday exist, it may not be sustained. Therefore, stockholders may not be able to sell their shares at or above the price they paid for them.

Among the factors that could affect our stock price are:

- industry trends and the business success of our customers;

- actual or anticipated fluctuations in our quarterly financial and operating results that vary from the expectations of our

- management or of securities analysts and investors;

- our failure to meet the expectations of the investment community and changes in investment community recommendations

- or estimates of our future operating results;

- announcements of strategic developments, acquisitions, dispositions, financings, product developments and other materials

- events by us or our competitors;

- regulatory and legislative developments concerning open pit mining in Georgia;

- litigation;

- general market conditions;

- other domestic and international macroeconomic factors unrelated to our performance; and

- additions or departures of key personnel.

The offering is not underwritten and there is no minimum offering requirement.

We are selling the shares of our common stock offered hereby directly on a best efforts basis and without the assistance of an underwriter. Because the offering is not underwritten by a broker-dealer on a firm commitment basis, there can be no assurance that all, or even a substantial number, of the shares of common stock we are offering hereby will be sold. If we do not sell all of the shares we are offering hereby, we could be required to raise additional capital earlier than we would if we did sell all of the shares we are so offering.

The offering price per share of our common stock offered under this prospectus may not be indicative of the value of future price of our common stock and, therefore, may not be realized upon any future disposition of your shares of our common stock.

Because there is currently no active trading market for our common stock, our board of directors established the offering price for the common stock based on factors it considered appropriate, including the lack of recent trading prices for the common stock and its analysis of the Company's future prospects. See "Determination of the Offering Price."

Also, as noted above there is no underwriter involved in the offering. When an underwriter is involved, the offering price in an offering typically reflects market forces at work because the underwriter works with the issuer to price the offering, based on factors that include demand for the shares from securities dealers and the underwriter's analysis of the issuer's financial performance. Although imperfect and expensive, this process provides some protection that the offering price is the market price.

If you purchase shares in the offering, you may not be able to sell them at or above the offering price. The trading price of the common stock will be determined by the marketplace, and will be influenced by many factors outside of our control, including prevailing interest rates, investor perceptions, securities analyst research reports and general industry, geopolitical and economic conditions. Publicly traded securities often experience substantial market price volatility. These market fluctuations might not be related to the operating performance of particular companies whose shares are traded. Accordingly, we cannot assure you that if you purchase common stock in the offering you will later be able to sell it at or above the offering price.

22

Sales by our stockholders of a substantial number of shares of our common stock in the public market could adversely affect the market price of our common stock.

A substantial portion of our total outstanding shares of common stock may be sold into the market at any time. While most of these shares are held by our principal stockholder, who is also an executive officer, and we believe that such holder has no current intention to sell a significant number of shares of our stock, if he were to decide to sell large amounts of stock over a short period of time (presuming such sales were permitted, given his affiliate status) such sales could cause the market price of our common stock to drop significantly, even if our business is doing well.

Further, the market price of our common stock could decline as a result of the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. Assuming all shares offered hereby are sold, after the consummation of this offering we will have 63,909,996 shares of common stock outstanding on a fully diluted basis. All shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares that are held or acquired by our affiliates, as that term is defined in the Securities Act.

Purchasing shares of our common stock through this offering will result in an immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. See "Dilution."

Furthermore, if we raise additional capital by issuing new convertible or equity securities at a lower price than the initial public offering price, your interest will be further diluted. This may result in the loss of all or a portion of your investment. If our future access to public markets is limited or our performance decreases, we may need to carry out a private placement or public offering of our common stock at a lower price than the initial public offering price. In addition, newer securities may have rights, preferences or privileges senior to those of securities held by you.

There is a limited trading market in our common stock, which will hinder your ability to sell our common stock and may lower the market price of the stock.

Our common stock is not listed on a stock exchange and is not currently quoted or listed for trading anywhere. We do not intend to apply to list our shares of common stock on an exchange in connection with this offering or in the foreseeable future, although we may seek to work with a market maker to have our common stock listed on the Over-the-Counter Bulletin Board. An active trading market for shares of our common stock may never develop or be sustained following this offering. Persons purchasing shares in the offering may not be able to sell their shares when they desire if a liquid trading market does not develop or sell them at a price equal to or above the offering price even if a liquid trading market does develop. This limited trading market for our common stock also may reduce the market value of our common stock. Before purchasing you should consider the limited trading market for our shares and be financially prepared and able to hold your shares for an indefinite period. See "Market for Common Stock, Dividend Policy and Related Stockholder Matters."

While we may attempt to have our common stock listed on the OTC Markets Group OTCQB Market Tier ("OTCQB"), there is no assurance that we will be able to do so. Even if our common stock is listed on the OTCQB, or on the Pink tier of the OTC Markets Group quotation system, these OTC marketplaces have less liquidity and fewer buyers and sellers than stock exchanges such as NASDAQ and the New York Stock Exchange. There is currently no market for our common stock. If an active trading market for our stock does not develop, you may not be able to sell your shares in an efficient manner and the sale of a large number of shares at one time could temporarily depress the market price. The limited trading market could also result in a wider spread between the "bid" and "ask" prices for the stock. When there is a wide spread between the bid and asked price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time. For these reasons, our common stock should not be viewed as a short-term investment. Furthermore, a trading market for our common stock may never develop and you could end up holding your shares indefinitely.

We are an emerging growth company and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies, including, but not limited to, a requirement to present only two years of audited financial statements, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, reduced disclosure about executive compensation arrangements pursuant to the rules applicable to smaller reporting companies and no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements, although some of these exemptions are available to us as a smaller reporting company (i.e. a company with less than $75 million of its voting equity held by affiliates). We have elected to adopt these reduced disclosure requirements. We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock and our stock price may be more volatile. There is currently no market for our common stock.

We do not expect to pay any cash dividends in the foreseeable future.

We intend to retain our future earnings, if any, in order to reinvest in the development and growth of our business and, therefore, do not intend to pay dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, and such other factors as our board of directors deems relevant. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

We have broad discretion to use the net proceeds from the offering and our investment of those proceeds may not yield favorable returns.

We will have broad discretion over the use of the net proceeds of the offering and may apply the proceeds of this offering to uses that do not improve our operating results or increase the value of your investment. Although this prospectus generally describes the use of the proceeds of the offering, we will have broad discretion in determining the specific timing and use of the offering proceeds. Until utilized, we anticipate that we will invest the net offering proceeds in liquid assets. We have not made a specific allocation for the use of the net proceeds. Therefore, we will have broad discretion as to the timing and specific application of the net proceeds, and investors may not have the opportunity to evaluate the economic, financial and other relevant information that we will use in applying the net proceeds, and we may spend the proceeds in a manner that stockholders do not deem desirable. Our application of the net proceeds of the offering may not ultimately improve our operating results or increase the value of your investment.

We can sell additional shares of common stock without consulting stockholders and without offering shares to existing stockholders, which would result in dilution of stockholders' interests in Crosscode, Inc. and could depress our stock price.

Our amended articles of incorporation authorize 100,000,000 shares of common stock, of which 59,909,996 are currently outstanding, andour Board of Directors is authorized to issue additional shares of our common stock. Although our Board of Directors intends to utilize its reasonable business judgment to fulfill its fiduciary obligations to our then existing stockholders in connection with any future issuance of our capital stock, the future issuance of additional shares of our common stock would cause immediate, and potentially substantial, dilution to our existing stockholders, which could also have a material effect on the market value of the shares.

Further, our shares do not have preemptive rights which means we can sell shares of our common stock to other persons without offering purchasers in this offering the right to purchase their proportionate share of such offered shares. Therefore, any additional sales of stock by us could dilute your ownership interest in our company.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward- looking statements as defined by federal securities laws. For this purpose, forward- looking statements are any statements contained herein that are not statements of historical fact and include, but are not limited to, those preceded by or that include the words, "estimate", "could", "should", "would", "likely", "may", "will", "plan", "intend", "believes", "expects", "anticipates", "projected", or similar expressions. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those contemplated by such statements. The forward looking information is based on various factors and was derived using numerous assumptions. For these statements, we claim the protection of the "bespeaks caution" doctrine. Such forward-looking statements include, but are not limited to:

- statements regarding our anticipated financial and operating results, including anticipated sources of revenues, when we expect to begin to receive

- revenues with respect to services we provide and anticipated;

- statement regarding anticipated future sources of revenues;

- statement regarding management's expectation with respect to future acquisitions producing more significant revenues during the period in the future;

24

- statements regarding our goals, intentions, plans and expectations, including the introduction of new products and markets and locations we intend to target in the future;

- statements regarding the anticipated timing and impact of our pending acquisitions;

- statement regarding our expectation with respect to the potential issuance of stock or shares in connection with our acquisitions or in connection with providing services to client companies.; and

- statement with respect to having adequate liquidity.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

- changes in the pace of legislation;

- other regulatory developments that could limit the market for our products;

- our ability to successfully integrate acquired entities;

- competitive developments, including the possibility of new entrants into our primary markets;

- the loss of key personnel; and

- other risks discussed in this document.

All forward-looking statements in this document are based on information currently available to us as of the date of this prospectus, and we assume no obligation to update any forward-looking statements other than as required by law.

USE OF PROCEEDS

Because the offering is a best-efforts offering, we are presenting this information assuming that we sell 10%, 50% and 100% of the shares offered hereby. For purposes of this table, we used $0.30, the per-share offering price.

	10%	50%	100%
Gross offering proceeds	$ 120,000	$ 600,000	$ 1,200,000
Estimated expenses of the offering	$ 25,000	$ 25,000	$ 25,000
Net proceeds from the offering	$ 95,000	$ 575,000	$ 1,175,000

We intend to use the net proceeds as follows:

Expansion of company's administrative offices, Additional staffing in sales, marketing, engineering and support personnel, working capital and general corporate purposes.

General and administrative expenses pertain to operating expenses rather than to expenses that can be directly related to the production of any goods or services, utilities, insurance and managerial salaries which may come at a later date.

This expected use of the net proceeds from this offering and our existing cash, cash equivalents and short-term investments represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization efforts, the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We have no current agreements, commitments or understandings for any material acquisitions or licenses of any products, businesses or technologies.

Our management will have broad discretion over the uses of the net proceeds from this offering. Pending these uses, we intend to invest the net proceeds from this offering in a variety of capital preservation investments, including short-term, interest-bearing investment grade securities, money market accounts, certificates of deposit and direct or guaranteed obligations of the U.S. government.

DETERMINATION OF THE OFFERING PRICE

We currently expect the offering price to be $0.30 per share of our common stock for the shares of stock being offered by us pursuant to this prospectus.

The offering price of the common stock has been arbitrarily determined by our board of directors and bears no relationship to any objective criterion of value. The price does not bear any relationship to the Company's assets, book value, historical earnings or net worth. In determining the offering price, the board of directors considered such factors as the lack of recent trading prices of the common stock, the board's perception of our future prospects, past and anticipated operating results, present financial resources and the likelihood of selling the shares of common stock offered hereby. Accordingly, the offering price should not be considered an indication of the actual value of the Company or the common stock.

As noted above you should not consider the offering price as an indication of value of Crosscode, Inc. or our common stock. You should not assume or expect that, after the offering, our shares of common stock will trade at or above the offering price in any given time period. Our stock currently does not trade at all and is not quoted on any market. The market price of our common stock may decline during or after the offering, and you may not be able to sell the underlying shares of our common stock purchased during the offering at a price equal to or greater than the offering price. You should obtain advice from your financial advisor before purchasing shares and make your own assessment of our business and financial condition, our prospects for the future, and the terms of the offering.

DILUTION

The offering price of the Shares of Common Stock being offered for sale pursuant to this Offering is substantially higher than the book value per share of the Common Stock. Accordingly, investors purchasing the Shares pursuant to this Offering will experience an immediate and significant dilution in the book value per share of the Shares purchased. We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders. See "Risk Factors—We may require additional capital to finance our operations in the future, but that capital may not be available when it is needed and could be dilutive to existing stockholders" and "We can sell additional shares of common stock without consulting stockholders and without offering shares to existing stockholders, which would result in dilution of stockholders' interests in Crosscode, Inc. and could depress our stock price."

DILUTION TABLE

The price of the current offering is fixed at $0.30 per common share. This price is significantly higher than the price paid by our Directors and Officers for common equity since the Company's inception.

Assuming completion of the offering, there will be up to 63,909,996 common shares outstanding. The following table illustrates the per common share dilution that may be experienced by investors at various funding levels based on stockholders' deficit of $356,036 as of December 31, 2017.

Percentage of funding		100%		75%		50%		25%
Offering price	$	0.30	$	0.30	$	0.30	$	0.30
Shares after offering		63,909,996		62,909,996		61,909,996		60,909,996
Amount of net new funding	$	1,200,000	$	900,000	$	600,000	$	300,000
Proceeds, net of est. offering costs	$	1,175,000		875,000		575,000		275,000
Book value before offering (per share)	$	(0.01)		(0.01)		(0.01)		(0.01)
Book value after offering (per share)	$	0.01		0.01		0.00		0.00
Increase per share	$	0.02		0.02		0.01		0.01
Dilution to investors	$	0.29		0.29		0.30		0.30
Dilution as percentage		95.7%		97.3%		98.8%		99.6%

The following table summarizes the number of shares purchased, the amount of consideration paid and the average price per share paid by our existing stockholders and by new investors in this offering:

	Price per Share	Shares		Consideration
Affiliate Stockholders	$ 0.013	55,497,429	$	721,466
Selling Stockholders	$ 0.110	40	$	130,030
Investors in This Offering	$ 0.300	4,000,000	$	1,200,000

MARKET FOR COMMON STOCK, DIVIDEND POLICY AND RELATED STOCKHOLDER MATTERS

Our common stock is not currently quoted anywhere. We currently have no trading symbol or "ticker." In the future, we anticipate our stock being quoted by the OTC Markets Group. The trading price of our common stock might be extremely volatile. Further, the stock market has from time to time experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These kinds of broad market fluctuations may adversely affect the market price of our common stock. For additional information, see "Risk Factors" above.

As of December 31, 2017, there are approximately 45 holders of record of our common stock.

We have never declared or paid cash dividends on our common stock. We anticipate that in the future we will retain any earnings for operation of our business. Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future.

We currently have no equity compensation plans. However, we may have to issue additional shares of common stock in the future in connection with future acquisitions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Information

The statements in this report that are not reported financial results or other historical information are "forward-looking statements" within the meaning of the *Private Securities Litigation Reform Act of 1995*, as amended. These statements appear in a number of different places in this report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include, among others, statements regarding our business plans and availability of financing for our business.

You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our estimates. Some of these risks and assumptions include those set forth in reports and other documents we have filed with or furnished to the United States Securities and Exchange Commission ("SEC"). We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligation to update forward-looking statements based on unanticipated events or changed expectations. However, you should carefully review the reports and other documents we file from time to time with the SEC.

Presentation of Information

As used in this quarterly report, the terms "we", "us", "our" and the "Company" mean Crosscode, Inc., unless the context requires otherwise.

All dollar amounts in this quarterly report refer to US dollars unless otherwise indicated.

Business

Crosscode, Inc. was incorporated in the State of Delaware on October 20, 2015.

Overview

Large organizations typically have a defined number of business (or capability) domains that are decomposed into many business processes implemented by people and thousands of IT assets – applications, data and infrastructure. Large reengineering efforts, or even small changes in business processes require touching hundreds or thousands of lines of code. And changing these lines of code potentially affect other processes and business services in the organization. *There is no single panoptic map of what depends on what*.

The impact of this situation is that analysis of what must be changed and what impact the change will have in itself takes as much as 50% and up to 70% of any enterprise business transformation project. After this analysis is complete, the coding and testing itself is very straightforward. Crosscode's Enterprise technology creates such a map and uses it to be able to perform such analysis as the touch of a button. Beyond the dramatic cost savings that this will provide, it opens up a vista of being able to do instant detailed "what if" scenarios for IT and enterprise planning. We call, this "single pane of glass" view *the panoptic view*.

<u>**Enterprise IT Tool Landscape**</u>

A comprehensive "enterprise platform" would work to enable and manage business and technology change. The "holy grail" is to be able to flexibly and rapidly design, build, implement and execute new business strategies, capabilities and processes and to drive innovation throughout the organization by combining existing systems, while maintaining a sustainable cost structure.

And, this is no small ideal – organizations that effectively align technology with business goals and capabilities achieve competitive advantage. Everyone is racing to achieve faster time-to-value by driving compatibility across the application infrastructure by spending vast sums of money on 'silver bullets' such as open standards and various techniques and technologies such as service-oriented architecture "SOA", modernizing monolithic business applications into more nimble "microservices" based architectures, migrating to the cloud, business process management systems "BPMS", application integration with enterprise service busses "ESB" and delivering insight with business intelligence "BI" tools.

A Better Way

Almost all enterprise architects considering their road map in terms of modeling the business based on its processes. *Business processes* describe how an organization performs, or implements its capabilities. The thinking is that the development of a business-process model would facilitate the alignment of IT with the business, which would be achieved by describing the business specifications for processes synchronized with the corresponding technical framework.

But, more recently, a new approach has emerged to challenge that thinking. *Business-capability mapping* is the process of modeling *what* a business does to reach its objectives (its capabilities), instead of *how* it does it (its business processes). The goal of this approach is to model the business on its most stable elements.

While the way in which a business implements its processes is likely to change frequently, the basic capabilities of a business tend to remain more or less constant. For example, "Provision Service," "Activate Service," and "Generate Bill" are capabilities that a Phone Company, for example, would maintain over many years. The ***How*** s of those capabilities, however, change dramatically over time. The "Activate Service" may once have required a truck dispatched to a customer's home. But, for a new VoIP service, activation could occur completely online with the customers installing their own equipment. The ***Whats*** remained the same; the ***How*** continuously changes, as new technologies and offerings are introduced.

The advantage of a model that is based on the most stable elements of the business is its longevity. Changes to how capabilities are implemented do not change the base model. A stable business model means good things for the IT infrastructure that supports it. Therefore, business-capability mapping promotes a strong relationship between the business model and the technical infrastructure that supports the business requirements, resulting in a view of the business model that can be understood by both the business and IT. Capabilities are defined and tied to business strategy. Architecture is aligned with those capabilities and thus, to the business strategy.

Beyond the immediate benefit of this new way of viewing Business Architectures, Crosscode's tools bring a supplemental significant benefit. Today, whenever any of the ***How*** s are changed, determining the impact is an extensive process consuming time and money to manually work through. With Crosscode, this is easily done automatically in minutes. A series of activities must take place to reach this Holy Grail of a flexible, adaptable architecture that can respond quickly to changes in the business. While there are variations in approach to business-capability mapping, the high-level view of these activities looks like the following:

1) Determine the business architecture.
    a) Document the top-level capabilities of the business.
    b) Add next-level capabilities, and refine.
    c) Develop common semantics for operational terms across the business.
    d) Document the relationships between the capabilities.
2) Align the technical architecture to the business architecture by mapping the business capabilities and processes to the IT assets (applications and data).

After a stable business architecture is modeled, its implementation in terms of a technical architecture can begin. Aligning IT with stable business requirements provides an opportunity to maximize the architecture's adaptability and longevity. To an architect, a model that describes the business's capabilities in detail provides a good understanding of what the business expects in terms of service-level agreements "SLAs" for those capabilities. The architect can use that model to determine the best implementation to deliver those capabilities in each of their contexts.

The lack of an appropriate enterprise architecture management methodology and supporting tools manifest themselves in several ways:

- **No map:** Business owners are forced to react daily to changing business and competitive conditions. Yet, IT cannot quickly tell them what it will take to make a desired change, or to even brainstorm meaningfully about time-money trade-offs by providing a set of what-if scenarios. Enterprise adaptability suffers. Further, when the change is approved, the detailed manual exploration then takes well over half of the project implementation time because IT does not have either a tool or an automated framework that can quickly highlight the impact of a business change to the thousands of assets within the enterprise
- **Viewed with the wrong lens:** By focusing on processes instead of capabilities, the result is systems that seem as if they are designed to break with the slightest change of requirements.
- **Aimed at the wrong thing:** Technical tools are, by nature, designed to solve technical problems such as making Application A talk to Application B. An ESB or SOA may solve some technical problems, but they do not help achieve business alignment.



Total
$3.5T
Labor
Component
$1.45T
Manual
Analysis
$1T
Crosscode's goal is to collapse the portion of global IT spend devoted to manual analysis

Market Size

We have relied on data and information published by Gartner via their Global IT spend reports available for purchase and available for free as abstracts on the global spend on IT and the projected growth for subsequent years.
Source: Gartner Market Data Book

[1]

Crosscode's ultimate goal is to collapse the 50% manual analysis component of the $1.45 trillion IT services spend by 90%. To the industry, this would represent an IT service spend savings of up to $650 billion annually, globally.[2],[3] However, there are no assurances that the Company will be able to successfully execute and achieve its objectives in the aforementioned timeline if ever. As previously discussed, there remain significant obstacles for companies of our scale and scope to effectively compete and gain market share.

Deleted: .[2],[3]

"Every budget is an IT budget…
THE SUCCESS OF EVERY ENTERPRISE, DEPARTMENT, FUNCTION, AND EMPLOYEE DEPENDS INCREASINGLY ON IT. EVERYONE IN THE ORGANIZATION MUST HAVE A ROLE IN DETERMINING HOW IT RESOURCES ARE USED TO ACHIEVE BUSINESS RESULTS"
– GARTNER GROUP

	2016	2017	2018	2019	2020
Growing, Pent-up, Global Market Need	$725B	$761B	$800B	$840B	$1,100B

Crosscode has determined that nearly every company that has over $5 Million in annual IT spend, which is many or most companies with an annual revenue of over $100 Million, is likely to have IT projects of a size that they would benefit greatly from Crosscode's product. The company's initial focus will be on companies of greater than $2 billion in annual revenue (the Fortune 1000), initially attempting to attain dominance in the healthcare, banking/finance, manufacturing, telecommunications, retail and government sectors.

- **United States – Large Enterprise Offering:** There are over 22,000 companies above $100 Million in annual revenue in the United States. About 2,000 of them are above $1 billion in annual revenue. The average early large enterprise engagement yields Crosscode between $500,000 and about $1Million in top line revenue from licensing and services, making the top-tier total available US market for Crosscode's offering worth just over US$1 billion to the Company and the lower layer of that top tier worth up to an incremental US$10 billion to the Company. Crosscode's list price for these customers at $350,000 per customer, per year fixed licensing pricing point as well as a SaaS based subscription model per server is designed to facilitate rapid market adoption by streamlining the negotiating process and by making a compelling value proposition for the Fortune 2000. Crosscode Panoptics is already available for the enterprise customers and the Company has signed its first enterprise customer for this offering.

- United States – Self-service SaaS Offering: Crosscode's goal is to create market awareness and demand in mid-tier companies by removing dependency of new customers on Crosscode's direct implementation involvement. To that end, the Company aims to offer a lower-priced, conveniently packaged, per server per month SaaS offering delivered over the cloud. Priced at between $100 and $200 per server per month, If successfully delivered, Crosscode estimates this market to be a significant contributor to the Company's revenues. Crosscode Panoptics is already available via this offering as well and the Company has signed its first customers for this offering also.

- Europe & Asia: Crosscode needs to expand its operations in Europe and several countries throughout Asia. Early research indicates that each of these regions represent market opportunity slightly larger than that in the United States alone. The company is currently engaged in negotiating its first international contracts in both Europe and Asia and although the Company is currently planning on international presence in these markets, we cannot state with any degree of certainty that we will be successful in such endeavors.

Summary

	Market Size According to "Percentage of Value"
Global Market Need	Market growing from US$750 billion to US$1,110 billion in 5 years
North America Enterprise	$35 billion
North American Self-service	
South America	$8.75 billion
Europe	$43.75 billion
Asia	$35 billion
Total	**$122.5 billion**

The Crosscode Panoptic Suite

Overview

Having no detailed business capabilities and enterprise dependency map leads to conversations like these:

- Why does this button cost a million dollars to build?
- We need to go to market in two quarters. Why does a small feature take so long to deliver?
- How much detail do you need to build something?
- We've already provided volumes of documents!
- I can't wait for other groups in the firm to agree to a path forward. Why not build for us and then add on stuff for others?
- Each BU wants different changes to the same thing at different times.
- All business needs are urgent – we are drowning in unnecessary technical debt
- Business is incapable of thinking through the implications of their "small tweaks"
- 80% of what we do is rework because business keeps shifting requirements on us

IT appears non-responsive to business owners and the average IT project routinely exceeds its schedule and budget – or fails. Over 50%, and up to 70% of project time is spent on creating a map that is only good for that project and good for only a brief time. All of these problems exist because of the lack of the right mapping methodology and right supporting tools.

Crosscode's Panoptic Suite solves these problems.

Crosscode has introduced an enterprise grade technology with the goal to enable large organizations to make business changes and understand the impact and analysis at the code level to the multiple applications in the enterprise. Crosscode aims to empower large enterprises to change their technical architecture in "real time" and understand the impact to the IT Assets (applications, databases) at the code level, thereby reducing the time and cost on identifying and analyzing the impact of business change by 50% to 70%.

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We believe that Crosscode is the industry's first enterprise grade software solution that maps all the applications and databases in an enterprise at the code levels and creates a powerful dependency map.

The technology has powerful architectural analytical capabilities which analyzes the impact from an architectural standpoint and instantly provides architectural insights:

- The list of applications and databases impacted by making changes anywhere in the enterprise
- Application code and database field level impact within each impacted application and database
- Lines of code and data fields impacted by the business change
- Governance at the code levels to ensure vulnerabilities are not created in systems during the time of development

How it Works

The current version of Crosscode Panoptic Suite includes the following modules:

- **Enterprise Dependency Maps**. Creates a detailed map of all applications and databases with their dependencies mapped down to the application code and database field levels.
- **Enterprise Decomposition Modeler**. Decompose each application to the code levels and see which piece of application or database "talks" to which code and field across the enterprise.
- **Enterprise Impact Assessment Analyzer**. Supports both creating "what if" scenarios *during* planning sessions, as well as creating a detailed project "punch list" for making any approved changes. Submitting a change via this module, will generate analysis at the code level across the enterprise.
- **Governance Operating System:** Allows users to define governance frameworks and rules to block vulnerabilities in the systems during the development process, and also to ensure the developers follow the defined frameworks and rules defined by the organizations.

We have entered into sales agreements with several US corporations and are also negotiating contracts with non-US based corporations. Starting in calendar year 2019, we aim to expand to international markets as conditions warrant with formal presence and staff. There are however no guarantees we will be able to scale our business beyond domestic markets during such time period if ever.

Our value proposition is to empower mid to large size corporations achieve significant cost reductions and better prepare IT changes. Our success however depends on our ability to introduce and continually innovate our product offering to effectively compete and offer compelling products to our customers, as well as create effective barriers to entry for potential new competitors.

Comparison to the State of the Art in Today's Enterprise IT Toolkit

Crosscode's Solution is based on a new over-arching paradigm. It doesn't replace any enterprise tools, but it envelopes those tools into an umbrella context – a more transparent, manageable and holistic context.

Crosscode Panoptic Suite vs. State-of-Enterprise Tooling

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	Crosscode Panopt
Business Process Maps	Fully integrated as an eleme Business Capability Map
Code and Data components and interfaces	Fully integrated as an eleme Business Capability Map
Aligned Panoptic Business Capabilities Map	The functional core of the p
On-demand business-driven "what-if" scenarios planning	Fully supported with Impact module.
Project implementation "punch list"	Fully supported with Impact module.

"Business Transformation projects are complex, cumbersome and require a fair amount of analysis in order to do the project right. Our project teams spend approximately 50% of the total project time on analyzing the technology impacts of changing the business capabilities. I feel the industry will greatly benefit from a software that can automate this aspect." — ***Statement of a Large Fortune Global CIO***

Initially, for each new large enterprise customer, Crosscode has deployed a trained team to implement the customer's first project and fully train their team on the technology. The hard numbers promised to both the CIO and CFO is that, once the Panoptic Business Capability map is in place, new project requires over 50% less time and effort (labor) to implement, decreasing time-to-value and increasing the number of projects IT can take on. The benefits to the approach don't stop there:

- **An enduring model**. By centering the Enterprise Architecture on ***Whats***, not ***Hows***, project designers are not standing on quicksand. There is improved longevity of developed IT assets, which fosters modularity and reuse while reducing redundancy.
- **A Panoptic (360º) view of the enterprise**. Executives always have access to coherent and comprehensive view of business motivation, capabilities, processes, data and resources, and now have the ability to understand interconnectedness, overlaps and synergies
- **Composability of capabilities**. Breaks the higher level business capabilities into smaller capabilities and builds a dependency network for each, enabling the application of maturity models to each business capability
- **A Common Language**. Provides business and IT an actionable framework and a common language to communicate a holistic picture of products/initiatives, identifying overlaps/gaps, synergies and conflicts.
- **Link up Strategy and Execution**. A capability-based approach helps instill and inform corporate strategy by directly linking governance and performance metrics to capabilities and the strategy.
- **Automate planning and enforce governance**: The real, hard numbers in project savings cost come from automating the current manual processes that consume between 50% and 90% of a project's budget in time and money. Also by automating governance customers are saving the cost of introducing vulnerabilities and errors in the development process.

In brief, Crosscode's Panoptic Suite dramatically reduces costs and time for each project, increases business alignment with IT, increases the reuse of IT assets, reduces needless and constant IT project rework, directly links strategy with execution and makes the enterprise truly adaptive its ever-changing environment.

Deployment in the Cloud

Crosscode's Panoptic platform has been offered to customers, both large enterprise as well as Small & Medium Businesses "SMB" via the Software as a Service "SaaS" and delivered via the cloud. It is composed of the following sub-components: User Interface Services "UIS' via which users of the system interact with the system, Database services "DS" which store the data, Backend services "BES" are the panoptic co-relation engine and an Asset Plugin "AP" is a small plugin which is deployed to all of the customer's IT nodes.

Each component talks to the others over a network connection secured with by TLS 1.2 protocol with 4096 bit RSA keys for mutual authentication. Contents of the database is also encrypted using AES256 bit keys.

Depending on the customer's risk tolerance, all three sub-components can be deployed in the customer's data center or into a cloud provider. The customer can also choose a hybrid deployment model where some components of the system are deployed in the customer's data center while others are deployed in the cloud.

In addition to this, Crosscode also provides a SaaS solution where the only component running on premise with the customer is the AP component on each of the customer's IT nodes. In this configuration, Crosscode will host everything else using the same level of encryption and separation.

Elements of the Future Product Roadmap

Panoptics 2.0

Crosscode commercially released Panoptics v1.0 in October'2017 and released v2.0 in May'2018. Further v2.0 incorporates many of the suggestions and requests by prospective customers and has a more robust and streamlined user interface (UI). It also includes new features and enhancements that will go through the patenting process.

Company also released Panoptics v2.1 in July'2018 that extends technology coverage to support Microservices which is the de-facto enterprise architectural framework we believe organizations are moving towards.

In September'2018, company plans to release Panoptics v2.2 which is being designed to cover virtually all currently used technologies and platforms along with supporting all major "clouds" like Amazon Web Services (AWS), Microsoft Azure and Google Cloud. It is being developed with enhanced features and functionalities which we hope will improve our competitive advantage in the marketplace. Further, we are working with a large financial institution to create a "must have" solution for financials institutions (Banks, Insurance, Asset Management, Brokerage Houses, etc.) to be introduced as v2.3. Our current timeline for release of v2.3 is mid-November.

Crosscode RapiDex

Crosscode is working on extending its product portfolio and towards the end of 2018 will be releasing a new product, Crosscode RapiDex v1.0. This will again be a first of its solution in the industry and will go through a patenting process. Crosscode RapiDex will completely change the way organizations deploy their cloud strategies and with cloud adoption still in its infancy, the value [proposition and market potential for this technology will be immense.

Future: Business User Created IT Systems

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Crosscode's future product roadmap envisions the inclusion of features which will, in addition to making a detailed change-impact list, make architectural recommendations to enable any changes under consideration. Dynamic scoring of alternatives heavily favors those alternatives that:

- Have minimal impact to the enterprise IT systems;

- Do not introduce new architectural complexities into the enterprise; and

- Make incremental steps towards architectural simplification and standardization in the enterprise.

An exciting possibility that becomes conceptually achievable is to unlock the ability for business users themselves, using simple wizards, to create new business applications and processes utilizing existing IT assets with little or no necessary assistance from the IT organization. This will change how IT is managed and run within large enterprises beyond current recognition and drastically cut down application development costs and time.

Key Milestones

Over the next 12 months (thru May'2019), we expect to meet numerous key milestones some of which are detailed in the table below along with the associated estimated cost projections.

Area	Milestone - ALL RELEASE DATES ARE BEST ESTIMATES	Estimated Cost Projection
Technology Development	• Release Crosscode Panoptics v2.1 in July 2018 • Release Crosscode Panoptics v2.2 in September 2018 • Release Crosscode Panoptics v2.3 in November 2018 • Release Crosscode RapiDex v1.0 in February 2019 • Release Crosscode RapiDex v1.1 by June 2019 • Release Crosscode Panoptics v3.0 by May 2019 • Set-up comprehensive Support functions	US$1,000,000
Sales Operations	• Expand sales operations to cover all major US markets by October 2018 • Expand partners and alliances to sign up 5 additional global tier-1 firms by November 2018 • Expand sales operations to international markets beginning February 2019 • Target a nationwide install base of 20 enterprise customers by end of 2018	US$750,000
Marketing Operations	• Launch a nationwide marketing campaign leveraging print and web media starting August 2018 • Ensure presence in key industry conferences and conventions nationwide starting June'2018	US$250,000
Corporate Operations	• Expand corporate functions by continued hiring of top technical, sales, services and admin talent nationwide • Open offices in New York City and San Francisco by end of 2018 • International offices starting February 2019	US$1,000,000

We expect to meet capital requirements for the above milestones, primarily, through revenues. At this time, we have a sales pipeline of over US$3,500,000 and we expect this pipeline to continuously grow over the next 12 months. At this time, we have closed approximately $500,000 of the pipeline and continue to work towards additional closings. Crosscode is no longer "pre-revenue" and starting Q3'2018 has started booking revenues. However, we need to caution that most customers in the pipeline are large enterprise customers and typical sales cycles and negotiations to finalize contracts with these customers is time and labor intensive and we cannot accurately predict the duration of time required to close all deals in the pipeline. We also expect Crosscode RapiDex (currently under development) to generate an additional pipeline over the next 12 months. We expect the need to raise additional capital over the next 12 months in order to meet our current capital expenditure budget.

Results of Operations

The following discussion and analysis of our results of operations and financial condition for the period ended March 31, 2017 and 2016 should be read in conjunction with our financial statements and related notes included in this report.

Three months ended March 31, 2018 and 2017

Revenue

The Company had revenues of $0 and $0 during the three months ended March 31, 2018 and 2017, respectively. However due to matters previously outlined under 'Risk Factors" as well as business description, we cannot predict or claim with any degree of assurance that we can achieve our revenue or other operational goals.

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General and Administrative Expenses

Our general and administrative expenses for the three months ended March 31, 2018 and 2017 were $228,489 and $(5,461), respectively. An increase of $233,950. Salaries and wages, legal and professional services, marketing, and amortization expense increased during the three months ended March 31, 2018. General and administrative expenses for the three months ended March 31, 2017 of $(5,461) included an offset of $(17,500) representing the proceeds from a lawsuit settlement.

Research and Development Expenses

The Company incurred research and development costs of $100,850 and $0 during the three months ended March 31, 2018 and 2017, respectively. Costs incurred were related to software costs prior to reaching technological feasibility, and after the software became available for general issue.

Depreciation and Amortization Expenses

The Company incurred depreciation and amortization expense of $31,359 and $2,077 during the three months ended March 31, 2018 and 2017, respectively. Amortization of capitalized development costs began during the 4th quarter of 2017 as a result of the Company's software becoming available for general use. This resulted in an increase of $29,656 of amortization expense.

Other Income/Expenses

The Company incurred total other expense of $13,848 and $9,894 during the three months ended March 31, 2018 and 2017, respectively. Other expenses for the three months ended March 31, 2018 consist of $13,868 of interest expense related to the Company's debt, partially offset by $20 of other income.

Net Loss

As a result of the foregoing, our net loss the three months ended March 31, 2018 and 2017 was $374,546 and $6,442, respectively.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through loans made by related parties and contributions by founders.

As of March 31, 2018, and 2017, we had cash and cash equivalents of $18,977 and $423,669, respectively. As of December 31, 2017 and 2016, we had cash and cash equivalents of $316,596 and $525,181 respectively.

We had net cash used in operating activities of $321,891 for the three months ended March 31, 2018, and net cash of $12,688 provided by operating activities for the three months ended March 31, 2017, respectively. We had net cash used in operating activities of $338,498 for the year ended December 31, 2017, and $132,409 for the year ended December 31, 2016, respectively.

We had net cash used in investing activities of $0 and $66,935 for the three months ended March 31, 2018 and 2017, respectively. Cash used in investing activities for March 31, 2017 consist of capitalized software development costs of $66,935. We had net cash used in investing activities of $302,351 and $65,752 for the years ended December 31, 2017 and 2016, respectively. Cash used in investing activities for December 31, 2017 consist of capitalized software development costs of $298,340 and $4,010 related to the purchase of fixed assets. Cash used in investing activities for December 31, 2016 consist of capitalized software development costs of $57,552 and $8,200 related to the purchase of intangible assets.

We had net cash provided by financing activities of $24,272 and net cash used by financing activities of $21,889 for the three months ended March 31, 2018 and 2017, respectively. Cash provided by financing activities for the three months ended March 31, 2018 consist of proceeds from borrowing from related parties of $50,266, partially offset by repayment on third party debt of $8,998 and repayment on related party debt of $16,996. Cash provided by financing activities for the three months ended March 31, 2017 consist of proceeds from borrowing from related parties of $2,744, offset by debt repayments of $16,459 and repayments on related party debt of $8,204. We had net cash provided by financing activities of $432,263 and $723,342 for the years ended December 31, 2017 and 2016, respectively. Cash provided by financing activities for the year ended December 31, 2017 consist of proceeds from borrowing from related parties of $2,744, proceeds from stock issuance of $155,530, proceeds from credit card advances of $124,040 and proceeds from borrowing on line of credit of $250,000, partially offset by repayment on third party debt of $66,518 and repayment on related party debt of $33,533. Cash provided by financing activities for the year ended December 31, 2016 consist of proceeds from borrowing from related parties of $335,495 and proceeds from borrowing of third party debt of $350,000, and capital contributions of $69,962, offset by debt repayments of $27,056 and repayments on related party debt of $5,059.

For the Company to continue its operations for the next 12 months and execute its business plan as outlined here, We expect to require an additional $5,000,000 over the next 12 months. However, our current resources are only sufficient to fund our present burn rate for only the next six months. We may not be able to secure additional funding on terms acceptable to the Company in a timely manner if any which will have a material adverse impact on our ability to continue our operations.

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Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to stockholders.

Going Concern

Our financial statements for the three months ended March 31, 2018 and 2017 and years ended December 31, 2017 and 2016 have been prepared on a going concern basis and Note 2 to the financial statements identifies issues that raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have not generated a source of recurring revenues, have achieved losses since our inception, and rely upon the sale of our common stock and loans from related and other parties to fund our operations. However this is expected to change in 2018, and we anticipate generating revenues by the sale of our technology, as there exists a very strong demand for the Company's technology in a highly lucrative market space.

Application of Critical Accounting Policies and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with U.S. generally accepted accounting principles issued by the FASB. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our financial statements appearing elsewhere in this prospectus, we believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management's estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Selected Financial Data

Not applicable.

Item 3. *Quantitative and Qualitative Disclosures of Market Risk*

Not applicable.

Item 4. *Controls and Procedures*

We carried out an evaluation required by the Securities Exchange Act of 1934 (the "1934 Act"), under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the 1934 Act, as of the end of the period covered by this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were ineffective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and to provide reasonable assurance that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

During the most recent fiscal quarter, there has not occurred any change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives as specified above. Management does not expect, however, that our disclosure controls and procedures will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

Competition

Our future success depends, in part, upon our ability to develop products and achieve market share at the expense of existing and more established and future products in the relevant target markets.

There are a small number of companies, or in some cases projects, which are trading on the promise of "Business Architecture Modelling", sometimes also referred to as "Business Capability Mapping":

iteraplan: iteraplan is a product from iteratec, an IT service provider. The tool is primarily used to generate leads for their own practice, and to help frame projects once engaged with the client. Unlike Crosscode, iteraplan does not have any technology solution, just a process framework aimed at delivering consulting engagements.

Capstera: Capstera is a similar product to iteraplan, and used primarily to drive leads to the Company, which provides IT consultative services. As a technology-enabled consulting operation, they use their own tool to frame projects they execute for various clients. Unlike Crosscode, Capstera does not have any technology solution, just a process framework aimed at delivering consulting engagements.

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Microsoft Motion: Microsoft Motion was the packaged branded name for a Microsoft branded Enterprise Architecture initiative. The approach, similar to that of Capstera, but in a more packaged software form held promise – but unfortunately the project appears to have since been abandoned.

Employees

Currently, we have 8 full time employees and an engineering team, made up of 38 consultants. Our directors and officers have previously devoted their time to the Company in developing our products. Management is presently reviewing the near-term possibility of engaging qualified, full-time personnel to assist in developing and marketing our products. We may use non-employee consultants to assist us in formulating a research and development strategy, preparing regulatory submissions, developing protocols for clinical trials, for designing, equipping and staffing future manufacturing facilities and for business development. We may find it necessary to periodically hire part-time clerical help on an as-needed basis.

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Consultants and advisors usually have the right to terminate their relationships on short notice. Loss of some of these key consultants or advisors could interrupt or delay development of one or more of our products or otherwise adversely affect our business plans.

Research and Development

The Company has spent $570,780 since inception on research and development activities.

Properties

We currently use as our principal place of business the business office of our Chief Executive Officer, Aditya Sharma, in Maple Grove, Minnesota. We have no written agreement and currently pay no rent for the use of the facilities. We are presently in the process of locating commercial office space from which to conduct our business.

Legal Proceedings

At the time of this filing, there are no legal proceedings involving Crosscode, Inc. its executive officers or directors.

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. Other than described herein, we are not involved in, or the subject of, any pending legal proceedings or governmental actions the outcome of which, in management's opinion, would be material to our financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth, as of the date of this registration statement, the name, age and positions of our executive officers and directors

NAME	AGE	POSITION
Aditya Sharma	45	Chief Executive Officer, Chairman and Director
David S. Palan	59	Chief Financial Officer and Treasurer
Soumik Sarkar	46	Chief Technology Officer and Director
Mahmoud Khan	60	Director
Ralph Alterbaum	62	Sr. Vice President

The business background and certain other information about our directors and executive officers, as well our key employee, is set forth below.

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Aditya Sharma, President, Chairman of the Board & CEO

Over twenty-five years of rich professional experience in Solution Sales, Business & Technology strategy consulting & implementation. Accomplished and acknowledged Enterprise Architecture leader having delivered numerous global transformation initiatives at the Fortune-20 level. Strong Change leader to help prepare organizations for improved efficiencies and better effectiveness in the marketplace, by transforming their architectures.

Aditya is the founder and CEO of Crosscode Inc. Crosscode Panoptics© conceptualized after he led numerous key initiatives for Fortune-20 companies and realized the lack of technology to automate certain key functions that take up over 50% of time and cost and seriously impact delivery success and introduce significant risk.

Over the past few years, Aditya has held the below positions:

- August 2015 till present: President & CEO, Crosscode Inc.
- August 2013 till August 2015: Industry Principal, CA Technologies
- November 2012 till August 2013: Technology Leader, IBM

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David S. Palan, CPA, Chief Financial Officer, Treasurer

David joined the Company as CFO in August of 2016. He has over 35 years of finance leadership experience with numerous companies including an emphasis in technology. He recently served as the CFO of a technology start-up and oversaw its acquisition. David manages all financial matters for the Company including ensuring compliance with the SEC.

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Over the past five years, David Palan has held the below positions:

- August 2016 till present: CFO, Crosscode, Inc.
- August 2011 thru December 2015: CFO, Opin Systems, Inc.

Soumik Sarkar, CTO and Director

Soumik is a co-founder of Crosscode, Inc. He has been writing software programs since the age of 12. A successful and an accomplished leader in software product development, Soumik has spent over 20 years working for some of the world's leading technology companies building software products that have been successfully launched and eventually acquired. Mik leads the engineering operations, platform development as well as the product roadmap.

Over the past five years, Soumik has held the following positions:

- June 2018 till date: CTO, Crosscode Inc.
- December 2016 thru June 2018: Director of Technology, Glint Inc.
- February 2014 thru December 2016: Director of Operations, Rocketfuel Inc.
- November 2018 thru January 2014: Director of Engineering, Citrix Inc.

Mahmood Khan, Director

Over thirty five years in leadership positions at HP/EDS Consulting, IBM Global Services, CSC, Oracle and startups. Exceptional enterprise level account solution selling and delivery experience. Multi-industry experience in Mission-Critical Operations, ERP/CRM (Sales, Marketing, Support & Service, BI), Technology Transition and Transformations (data warehouse consolidation, operations optimization, technology upgrades, Web services). Business consulting leading to IT solution alignments with business needs. Lead customer initiatives from inception to completion with P&L, TCE, delivery responsibilities. Managed $100+MM solution accounts in Manufacturing, Telecommunications, Banking and SLED (State & Local).

Over the past few years, Mahmood has held the below positions:

- August 2017 till date: Permanent member of the Board of Directors, Crosscode Inc.
- December 2015 till date: Sr. Director, Oracle Corp.

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- November 2011 till October 2015: Business Leader, Computer Science Corporation (CSC).

Ralph Alterbaum, Sr. Vice President

Ralph has been with Crosscode since September 2017. He brings over 40 years of an illustrious technology sales career, spanning globally. He has successfully brought numerous disruptive technologies to the market and leads all sales operations as well as the go-to-market strategy for the company. On July 23, 2018, the Company was notified that Ralph Alterbaum passed away due to a heart failure in his house. The Company is actively searching for a suitable replacement.

Committees of the Board of Directors

No director is deemed to be an independent director. Currently we do not have any standing committees of the board of directors. Until formal committees are established, our board of directors will perform some of the functions associated with a nominating committee and a compensation committee, including reviewing all forms of compensation provided to our executive officers, directors, consultants and employees, including stock compensation. The board will also perform the functions of an audit committee until we establish a formal committee.

Contributed Capital

The Company's founders, Aditya Sharma and Soumik Sarkar, have contributed cash and property and equipment in order to provide the Company with initial operating working capital and necessary resources. During 2015, Soumik Sarkar contributed three computer servers to the Company. For the year ended December 31, 2016 and the period from October 20, 2015 (inception) to December 31, 2015, capital contributions were $69,962 and $68,396, respectively.

Executive Compensation

We have not had a bonus, profit sharing, or deferred compensation plan for the benefit of employees, officers or directors.

We have entered into contractual compensation agreements with 2 of our executives during the 2017 calendar year. We expect that directors will defer any compensation until such time as the Company is in a better financial position and will strive to have the business opportunity provide their remuneration. As of the date hereof, no director has accrued any compensation.

The terms of the compensation agreements of the CTO, Mr. Sarkar includes a fixed salary of $208,000 per annum, a performance bonus of $100,000 for 2018 (subject to meeting performance goals and the financial results of the Company) and a stock grant of 12,000,000 shares which will be registered as part of this filing.

There are no family relationships between any of our executive officers and Directors.

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Executive Compensation

Summary Compensation Table

The following sets forth the compensation paid by Crosscode, Inc. since inception to our Chief Executive Officer and any other executive officers during the period ending December 31, 2018 (the "named executive officers").

Name and Principal Position	Year	Salary	Stock Awards ($)(1)(2)	Option Awards ($)(1)(2)	All other Compensation ($)	Total ($)
Aditya Sharma	2018	$ 43,333	$	$	$	$ 43,333
CEO, President, Chairman	2017	$ 75,625	$ —	$ —	$ —	$ 75,625
	2016	$ —	$ 40,000	$ —	$ 27,900	$ 67,900
	2015	$ —	$ —	$ —	$ —	$ —
David S. Palan CPA	2018	$	$	$	$ 19,913	$ 19,913
CFO, Treasurer, Secretary, Director	2017	$ —	$ —	$ —	$ 11,733	$ 11,733
	2016	$ —	$ —	$ —	$ 2,085	$ 2,085
	2015	$ —	$ —	$ —	$ —	$ —
Soumik Sarkar	2017	$ —	$ 15,523	$ —	$ —	$ 15,523
CTO, Director	2016	$ —	$ 10,000	$ —	$ —	$ 10,000
	2015	$ —	$ —	$ —	$ —	$ —
Ralph Alterbaum	2018	$ 41,250	$	$	$	$ 41,250
Senior VP Sales	2017	$ 20,625	$ —	$ —	$ —	$ 20,625
	2016	$ —	$ —	$ —	$ —	$ —
	2015	$ —	$ —	$ —	$ —	$ —

None of our named executive officers held options or other unvested equity awards as of June 23, 2018.

Compensation of Directors

We currently do not compensate our directors for their service as directors. In the future, we may compensate our directors with cash Compensation or stock options as part of an ongoing compensation plan for reasonable out-of-pocket expenses in attending board of director's meetings and for promoting our business.

Related Party Transactions

During 2016, the Company's CEO, Aditya Sharma, loaned the Company $32,500 to cover short-term operating cash requirements. During 2017 an additional $2,744 was loaned. Interest accrues at 2.49% per annum. Accrued interest at December 31, 2017 was $1,286. Maturity date is December 31, 2018. The note is to Aditya Sharma, CEO of the Company, for expenses paid on behalf of the Company.

During 2016, the Company issued a note payable in the principal amount of $309,745 to a related party, which is a family member of the CEO, Aditya Sharma. Interest accrues at 9.90% per annum. Monthly principal, interest, and insurance payments are in the amount of $5,290. The long-term note payable balance includes a contra offset amount of $6,750, which represents a reimbursable service fee. Maturity date is November 1, 2023. The note is secured by a personal guarantee by the Company's CEO, Aditya Sharma.

On March 20, 2018, the Company issued a note payable in the principal amount of $50,000 to a related party, which is a family member of the CEO. Interest accrues at 6.0% per annum. The loan may be repaid anytime over a one year period with no monthly installments necessary. If paid sooner, interest will be calculated on a pro-rata basis at 6% simple interest annually.

As of April 4, 2018, the following founders' shares were issued and outstanding: 52,497,429 common shares.

Since our common stock is not presently quoted and in the future is likely to be quoted on the OTC Market Group's quotation system, we are not now and are not likely to be subject to certain rules regarding the independence of directors applicable to companies traded on a national securities exchange. However, the Board of Directors has determined that our directors are not independent as defined in listing standards of the New York Stock Exchange and Nasdaq, because they serve as executive officers of Crosscode, Inc.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of February 12, 2018, and immediately after the completion of this offering by (1) each person, or group of affiliated persons, known by us to be the beneficial owner of 5% or more of our outstanding common stock, (2) each of our directors, (3) each of our executive officers listed in the summary compensation table, below, (4) all of our directors and executive officers as a group and (5) each selling stockholder. Other than as noted below, none of the selling stockholders has held any position or office, or had a material relationship, with Crosscode, Inc. or any of its predecessors or affiliates. The Company's officers and directors are not selling any shares in this Offering. Other than as indicated, each of the selling stockholders acquired their shares directly from the Company shortly after formation and each of them are friends or family of the Company's CEO.

To our knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person "beneficially owns," as determined by the rules of the SEC. The SEC has defined "beneficial" ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement, or (4) the automatic termination of a trust, discretionary account or similar arrangement.

The percentages reflect beneficial ownership immediately prior to and immediately after the completion of this offering, assuming all the shares offered hereby are sold, as determined in accordance with Rule 13d-3 under the Exchange Act and are based on shares of our common stock outstanding as of March 31, 2018.

Other than as identified below, none of the selling stockholders are broker-dealers or affiliates of broker dealers.

Shares Offered

Name	Date	Consideration	Value
Sharma, Aditya Raj	9/01/2016	40,000,000	$ 40,000
Sharma, Aditya Raj (Return of shares)	5/15/2017	(102,571)	—
Sarkar ,Soumik P.	9/01/2016	10,000,000	10,000
Sarkar ,Soumik P.	5/15/2017	2,000,000	15,532
Khan, Mahmood A.	5/15/2017	600,000	4,590
Total founder shares		52,497,429	$ 70,122

Name	Date	Consideration	Value
Abenhaim, Jonathan F.	9/25/17	25,000	$ 2,750
Agullo, Francisco J. Guilabert	9/17/17	18,182	2,000
Ardalan, Babak	12/12/17	18,182	2,000
Aspigares, Alberto	9/10/17	36,364	4,000
Bahmie, Hamid	10/16/17	36,363	4,000
Barsoum, Samy	11/16/17	18,181	2,000
Berman, Hal	9/15/17	45,454	5,000
Bhende, Paras K.	10/12/17	45,454	5,000
Bolandgray, Abbas	9/12/17	36,364	4,000
Bolandgray, Azar	10/25/17	18,182	2,000
Bublitz, Todd F.	10/5/17	38,000	4,180
Carlet, Luciana Ereasi	10/12/17	18,182	2,000
Cashflow Pillars, LLC	10/31/17	36,364	4,000
Dudek, David M.	10/29/17	36,363	4,000
Enna, Matthew J.	9/5/17	36,364	4,000
Fendel, Chris	10/2/17	18,182	2,000
Grischott, Fred	9/12/17	27,273	3,000
Grover, Shailendra	10/24/17	18,182	2,000
Henein, Joseph	10/5/17	18,182	2,000
Henein, Mary	10/26/17	18,181	2,000
Henein, Michael	10/5/17	18,182	2,000
Henein, Amal	10/27/17	36,363	4,000
Henein, Fayez	10/26/17	36,363	4,000
Javid, Mina	10/5/17	18,182	2,000
Ley, Robert	10/5/17	18,182	2,000

Malek, Sima	9/25/17	18,182	2,000
Manifold Works, Inc.	10/5/17	36,363	4,000
Namjoshi, Vikram	10/12/17	45,455	5,000
Nava, Art	10/19/17	36,363	4,000
Nava, Shonna	10/19/17	36,363	4,000
Newman, Gerald	4/15/17	3,000,000	23,198
Perez, Abby	11/9/17	19,090	2,100
Phypers, Aaron William Cameron	10/2/17	18,182	2,000
Riazi, Jalil	10/5/17	36,364	4,000
Riazi, Lily	10/5/17	36,364	4,000
Riazi, Maryam	9/27/17	27,273	3,000
Sabetian, Soraya	10/1/17	27,273	3,000
Salinger, Stephen	9/28/17	45,455	5,000
Vega, Ivan	9/15/17	36,363	4,000
Zhang, Lijia	10/5/17	36,364	4,000
Zoilo Gutierrez Martinez De	9/17/17	36,363	4,000
Toghraie, Masoud	4/10/17	3,230,480	25,202
Total non-affiliated shareholder shares		7,412,567	178,430
Totals		59,909,996	$ 248,552

Addresses are only provided for shareholders who beneficially own greater than 5%.

The Company has relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

PLAN OF DISTRIBUTION

<u>Plan of Distribution for Crosscode, Inc.'s Initial Public Offering of 4,000,000 Shares of Common Stock</u>

This is a self-underwritten ("best-efforts") offering. This prospectus is part of a registration statement that permits our officers and directors to sell the shares being offered by the Company directly to the public, with no commission or other remuneration payable to them for any shares they may sell. Presently, we expect that our officers and directors will personally contact existing shareholders, friends, family members and business acquaintances and inform them about the offering. In addition, we may market the offering to institutional investors through our officers and directors. We may also offer our shares of common stock through brokers, dealers or agents, although we have no current plans or arrangements to do so. The Company has been contacted by multiple financial institutions, as well as fielded interest from existing shareholders that give the company assurance as to the marketability of its shares to these identified parties. This offering (for both the Company and the selling stockholders) will terminate on the date which is 180 days from the effective date of this prospectus, although we may close the offering on any date prior if the offering is fully subscribed or upon the vote of our board of directors.

In offering the securities on our behalf, our officers and directors will rely on the safe harbor from broker dealer registration set forth in Rule 3a4-1 under the Exchange Act. The officers and directors will not register as broker-dealers pursuant to Section 15 of the Exchange Act, in reliance upon Rule 3a4-1, which sets forth those conditions under which a person associated with an issuer may participate in the offering of the Issuer's securities and not be deemed to be a broker-dealer. In that regard, we confirm that:

a. None of our officers or directors are subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act;
b. None of our officers or directors will be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in the common stock;
c. None of our officers or directors is or will be, at the time of his participation in the offering, an associated person of a broker-dealer; and
d. Our officers and directors meet the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that each (A) primarily perform substantial duties for or on our behalf, other than in connection with transactions in securities, and (B) is not a broker or dealer, or has been an associated person of a broker or dealer, within the preceding 12 months, and (C) has not participated in selling and offering securities for any issuer more than once every 12 months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii) of Rule 3a4-1.
None of our officers or directors, control persons or affiliates intend to purchase any shares in this offering.

<u>**Plan of Distribution for the Selling Stockholders' Distribution of 4,182,081 Shares of Common Stock**</u>

The selling stockholders of our common stock and any of their transferees, pledgees, assignees, donees, and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are then traded or in private transactions at $0.30 per share. The selling stockholders may use any one or more of the following methods when selling shares:

· ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

· block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

· privately negotiated transactions;

· market sales (both long and short to the extent permitted under the federal securities laws);

· at the market to or through market makers or into an existing market for the shares;

· through transactions in options, swaps or other derivatives (whether exchange listed or otherwise);

· a combination of such methods of sale; or

· any other method permitted by applicable law.

Deleted: company

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

In the event of the transfer by a selling stockholder of its shares of common stock to any pledgee, donee or other transferee, we will amend this prospectus by filing of prospectus supplement in order to have the pledgee, donee or other transferee listed in place of the selling stockholder.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts relating to its sales of shares, to exceed what is customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of the shares of common stock at a stipulated price per share. Such an agreement may also require the broker-dealer to purchase as principal any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling stockholder if such broker-dealer is unable to sell the shares on behalf of the selling stockholder. Broker-dealers who acquire shares of common stock as principal may thereafter resell the shares of common stock from time to time in transactions which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above. Such sales by a broker-dealer could be at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with such re-sales, the broker-dealer may pay to or receive from the purchasers of the shares commissions as described above. The selling stockholders and any broker-dealers or agents that participate with the selling stockholder in the sale of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act, and the selling stockholders and/or broker-dealers will be subject to the prospectus delivery requirements of the Securities Act. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

From time to time, the selling stockholder may pledge shares of common stock pursuant to the margin provisions of customer agreements with brokers. Upon a default by the selling stockholder, their broker may offer and sell the pledged shares of common stock from time to time. Upon a sale of the shares of common stock, the selling stockholder intends to comply with the prospectus delivery requirements under the Securities Act by delivering a prospectus to each purchaser in the transaction. We intend to file any amendments or other necessary documents in compliance with the Securities Act that may be required by us in the event the selling stockholder defaults under any customer agreement with brokers.

To the extent required under the Securities Act, a post-effective amendment to this registration statement will be filed disclosing the name of any broker-dealers, the number of shares of common stock involved, the price at which the shares of common stock is to be sold, the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and other facts material to the transaction.

We and the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations under it, including, without limitation, Rule 10b-5 and, insofar as the selling stockholder is a distribution participant and we, under certain circumstances, may be a distribution participant, under Regulation M as discussed below. All of the foregoing may affect the marketability of the shares of common stock.

We will bear all expenses of the registration statement of which this prospectus is a part including, but not limited to, legal, accounting and printing fees. Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of the shares of common stock will be borne by the selling stockholders, the purchasers participating in such transaction or both.

The selling stockholders are required to comply with: (i) the prospectus delivery requirements; and (ii) the applicable "blue sky" laws of the various states, in connection with the sale of its shares offered hereby. We will receive no proceeds from the sale of the selling stockholders' shares pursuant to this prospectus.

The selling stockholders will act independently of Crosscode, Inc. in making decisions with respect to the timing, manner and size of each sale or sale-related transfer.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, as discussed below, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

Regulation M

During such time as we may be engaged in a distribution of any of the shares we are registering by this registration statement, we are required to comply with Regulation M. In general, Regulation M precludes the selling security holder, any affiliated purchasers and any brokerdealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M defines a "distribution" as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods. Regulation M also defines a "distribution participant" as an underwriter, prospective underwriter, broker, dealer or other person who has agreed to participate or who is participating in a distribution.

Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security. We have informed the selling stockholders that the anti-manipulation provisions of Regulation M may apply to the sales of their shares offered by this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary of the material terms of our capital stock. This summary is subject to and qualified in its entirety by our Articles of Incorporation and Bylaws, and by the applicable provisions of Delaware law.

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, of which 59,909,996 shares are issued and outstanding as of the date hereof.

Common Stock

The Board of Directors is authorized to issue, without stockholder approval, any authorized but unissued shares of our common stock. Each share of our common stock is entitled to share pro rata in dividends and distributions with respect to our common stock when, as and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of common stock has any preemptive right to subscribe for any of our securities. Upon our dissolution, liquidation or winding up, the assets will be divided pro rata on a share-for-share basis among holders of the shares of common stock. All shares of common stock outstanding are fully paid and non-assessable. Mountain Share Transfer, LLC currently serves as transfer agent for the Common Stock.

Voting Rights

Holders of common stock are entitled to one vote per share on all matters voted on generally by the stockholders, including the election of directors, and, except as otherwise required by law. The holders of shares of our common stock do not have cumulative voting rights in connection with the election of the Board of Directors, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Liquidation Rights

Subject to any preferential rights of any series of preferred stock, holders of shares of common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up.

Absence of Other Rights

Holders of common stock have no preferential, preemptive, conversion or exchange rights.

Preferred Stock

The Company currently has no preferred stock authorized.

EXPERTS

The audited financial statements of Crosscode, Inc. as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016 included in this registration statement have been so included in reliance upon the report of GBH CPAs, PC, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Matheau J. W. Stout, Esq., Baltimore, Maryland, will issue to Crosscode, Inc. its opinion regarding the legality of the common stock being offered hereby. Matheau J. W. Stout, Esq. has consented to the references in this prospectus to its opinion.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. Some items included in the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered in this prospectus, we refer you to the registration statement and the accompanying exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

A copy of the registration statement and the accompanying exhibits and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are available to the public from the SEC's website at www.sec.gov.

Upon effectiveness of the registration statement of which this prospectus is a part, we will be subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we will file periodic information and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.thedispensingsolution.com. You may access our reports and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

Index to Financial Statements

As of March 31, 2018 and 2017 (unaudited)

As of December 31, 2017 and 2016

Crosscode, Inc.
Balance Sheets
As of March 31, 2018 and December 31, 2017

	March 31, 2018 (unaudited)		December 31, 2017	
ASSETS				
Current assets:				
Cash and cash equivalents	$	18,977	$	316,596
Stock subscription receivable		200		200
Other receivables		3,685		3,685
Total current assets		22,862		320,481
Property and equipment, net of accumulated depreciation		15,276		16,843
Capitalized software development costs, net		296,578		326,235
Intangible assets, net		7,244		7,380
Total assets	$	341,960	$	670,939
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Accounts payable and accrued expenses	$	238,738	$	217,637
Accounts payable and accrued expenses – related parties		3,458		3,264
Current portion of notes payable		69,223		68,705
Current portion of notes payable – related parties		87,915		37,005
Line of credit		250,000		250,000
Due to officer		35,511		35,244
Total current liabilities		684,845		611,855
Notes payable, net of current portion		170,207		187,721
Notes payable – related parties, net of current portion		217,490		227,399
Total liabilities		1,072,542		1,026,975
Commitments and contingencies				
Stockholders' deficit				
Common stock, $0.001 par value, 100,000,000 shares authorized, 59,909,996 shares issued and outstanding		59,910		59,910
Additional paid-in capital		327,498		327,498
Accumulated deficit		(1,117,990)		(743,444)
Total stockholders' deficit		(730,582)		(356,036)
Total liabilities and stockholders' deficit	$	341,960	$	670,939

See accompanying notes to the financial statements.

F-2

Crosscode, Inc.
Statements of Operations
For the three months ended March 31, 2018 and 2017
(Unaudited)

	Three Months Ended March 31,	
	2018	2017
Revenue	$ —	$ —
Operating expenses:		
General and administrative expenses	228,489	(5,461)
Research and development	100,850	—
Depreciation and amortization expense	31,359	2,077
Total operating expenses	360,698	(3,384)
Net income (loss) from operations	(360,698)	3,384
Other income (expenses):		
Interest expense	(13,868)	(9,894)
Other income	20	68
Total other income (expenses)	(13,848)	(9,826)
Net loss	$ (374,546)	$ (6,442)
Net loss per common share – basic and diluted	$ (0.01)	$ (0.00)
Weighted average number of common shares outstanding – basic and diluted	59,909,996	50,000,000

See accompanying notes to the financial statements

F-3

Crosscode, Inc.
Statements of Cash Flows
For the three months ended March 31, 2018 and 2017
(Unaudited)

		Three Months Ended March 31,		
		2018		**2017**
Cash flows from operating activities:				
Net loss	$	(374,546)	$	(6,442)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization		31,359		2,078
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		—		(3,685)
Accounts payable and accrued expenses		21,296		(4,639)
Net cash used in operating activities		(321,891)		12,688
Cash flows from investing activities:				
Purchase of capitalized software development costs		—		(66,935)
Net cash used in investing activities		—		(66,935)
Cash flows from financing activities:				
Repayments on debt		(16,996)		(16,459)
Proceeds from borrowings of related party debt		50,266		2,774
Repayments on related party debt		(8,998)		(8,204)
Net cash provided by (used in) financing activities		24,272		(21,889)
Net increase (decrease) in cash		(297,619)		(101,512)
Cash and cash equivalents, beginning of period		316,596		525,181
Cash and cash equivalents, end of period	$	18,977	$	423,669
Supplemental cash flow disclosures:				
Cash paid for interest	$	14,976	$	9,990
Cash paid for income taxes	$	—	$	—

See accompanying notes to the financial statements.

Crosscode, Inc.
Notes to Financial Statements
(Unaudited)

NOTE 1 – ACCOUNTING POLICIES

THE COMPANY

Crosscode, Inc. (the "Company") was incorporated in Delaware on October 20, 2015. The Company has developed a proprietary system to provide detailed reports on the information technology ("IT") impact of business process changes across a set of heterogeneous IT systems across the entire enterprise. The Company has created a new generation and genre of IT management solution tools.

BASIS OF PRESENTATION

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements in conformity with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results and outcomes may differ from management's estimates and assumptions.

REVENUE RECOGNITION

Effective in the first quarter of 2018, the Company has adopted FASB *Accounting Standards Codification* (ASC) 606, *Revenue from Contracts with Customers*.

Revenue is recognized when control for our product offerings is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for products and services.

Our contracts with customers may include promises to transfer multiple products and services to a customer. Determining whether the products and services are considered distinct performance obligations that should be accounted for separately or as one combined performance obligation may require significant judgment. Judgment is required to determine the level of integration and interdependency between individual components of software and cloud functionality. This determination influences whether the software is considered distinct and accounted for separately as a license performance obligation, or not distinct and accounted for together with the cloud functionality as a single subscription performance obligation recognized over time.

Under Topic 606, the software and related substantial cloud functionality that are included in the majority of the Company's product subscription offerings are not distinct in the context of the contract as they are considered highly interrelated and represent a single combined performance obligation that should be recognized over time.

Under Topic 340-40, Crosscode capitalizes certain sales compensation as contract costs when they are incremental, directly incurred to obtain a contract with a customer and expected to be recoverable. The contract costs are amortized based on the transfer of goods or services to which the contract costs relate.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents. These investments are carried at cost, which approximates fair value.

The Company maintains cash balances in insured financial institutions. From time to time, balances may exceed amounts insured by the Federal Deposit Insurance Corporation. At March 31, 2018 and December 31, 2017, the Company's cash in excess of the federally insured limit was $0 and $66,596, respectively. Historically, the Company has not incurred any losses related to cash balances.

ACCOUNTS RECEIVABLE

Deleted: ACCOUNTS RECEIVABLE¶

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The valuation allowance, and changes to the valuation allowance, have not been material to the financial statements.

INVENTORIES

Resale goods and materials are stated at cost, not to exceed market value, using the average cost method. As of March 31, 2018 and December 31, 2017, ending inventory was $0.

ADVERTISING

The Company expenses advertising costs as they are incurred.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and depreciated over its useful life using the 200% declining balance method for books and tax. Maintenance and repair are charged to operations as incurred, major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Property and equipment are depreciated by major classification of assets according to the following useful lives:

Computer Equipment	5 Years
Computer Software	3 Years
Furniture & Equipment	7 Years

INTANGIBLE ASSETS

Intangible assets are amortized using the straight-line method over their estimated period of benefit, ranging from one to fifteen years. We evaluate the recoverability of intangible assets periodically and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. All of our intangible assets are subject to amortization. No material impairments of intangible assets have been identified during any of the periods presented. Intangible assets are amortized according to the following useful lives:

Domain Crosscode.com	15 Years

We evaluate the recoverability of intangible assets periodically and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. All of our intangible assets are subject to amortization. No material impairments of intangible assets have been identified during any of the periods presented.

SOFTWARE DEVELOPMENT COSTS

Software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. Software development costs are amortized over a 36-month period once the product becomes available for general release.

INCOME TAXES

An asset and liability approach is used for financial accounting and reporting for income taxes. Deferred income taxes arise from temporary differences between income tax and financial reporting and principally relate to recognition of revenue and expenses in different periods for financial and tax accounting purposes and are measured using currently enacted tax rates and laws. In addition, a deferred tax asset can be generated by net operating loss carryforwards ("NOLs"). If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

In the event the Company is charged interest or penalties related to income tax matters, the Company would record such interest as interest expense and would record such penalties as other expense in the consolidated statement of operations. No such charges have been incurred by the Company. As of March 31, 2018 and December 31, 2017, the Company has no accrued interest related to uncertain tax positions.

Deferred income taxes are provided on a liability method whereby deferred tax assets and liabilities are established for the difference between the financial reporting and income tax basis of assets and liabilities as well as operating loss and tax credit carry forwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carry-forwards are expected to be available to reduce taxable income.

EARNINGS PER SHARE

Basic earnings (loss) per common share are computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

F-6

SUBSEQUENT EVENTS

The Company has evaluated all transactions from March 31, 2018 through July 31, 2018 (the date that the financial statements were available to be issued) for subsequent event disclosure consideration.

NEW ACCOUNTING PRONOUNCEMENTS

There were various accounting standards and interpretations issued recently, none of which are expected to a have a material impact on our consolidated financial position, operations or cash flows.

The Company plans to adopt the new lease accounting standard, Leases (ASC 842) effective in 2019. The Company has no lease obligations as of March 31, 2018. The company's future leases are expected to be limited to operating leases for the Company's corporate headquarters and regional sales offices. While management cannot yet estimate the amounts by which its financial statements will be affected, the Company has identified the following changes. The Company expects the recognition of expense to be similar to the current guidance under the new standard. And there will be a significant change in the balance sheet due to the recognition of Right of Use Assets and the corresponding Lease Liability.

The Company plans to adopt the new standard for Financial Instruments - Credit Losses (ASC 326) effective in 2020. The Company does not expect this adoption to have a material impact.

NOTE 2 – PROPERTY AND EQUIPMENT

	March 31, 2018		December 31, 2017	
Furniture and equipment	$	8,400	$	8,400
Computer equipment and software		30,811		30,811
Property and equipment, at cost		39,211		39,211
Accumulated depreciation		(23,935)		(22,368)
Property and equipment, net	$	15,276	$	16,843

Property and equipment are stated at cost. Depreciation is computed principally on the 200% declining balance method over the estimated useful lives of the assets. The useful lives for computer equipment and software range from three to five years and furniture and equipment range from three to seven years.

For the three months ended March 31, 2018 and 2017, depreciation expense was $1,566 and $1,941, respectively.

NOTE 3 – CAPITALIZED SOFTWARE DEVELOPMENT COSTS

The Company's capitalized development costs at March 31, 2018 and December 31, 2017 consisted of the following:

	March 31, 2018		December 31, 2017	
Capitalized software development costs	$	355,891	$	355,891
Accumulated amortization		(59,313)		(29,656)
Capitalized software development costs, net	$	296,578	$	326,235

For the three months ended March 31, 2018 and 2017, amortization expense was $29,656 and $0, respectively.

F-7

NOTE 4 – INTANGIBLES

The Company's intangible assets at March 31, 2018 and December 31, 2017 consisted of the following:

	March 31, 2018		December 31, 2017	
Domain name	$	8,200	$	8,200
Accumulated amortization		(956)		(820)
Intangibles, net	$	7,244	$	7,380

For the three months ended March 31, 2018 and 2017, amortization of the domain name intangible asset was $137 and $137, respectively.

NOTE 5 – LINE OF CREDIT

On November 6, 2017, the Company entered into a line of credit agreement with a bank for up to $500,000. The interest rate is equal to 0.25% above the prime rate in effect, accrued and payable monthly. Accrued interest as of March 31, 2018 and December 31, 2017 was $852 and $839, respectively. As of December 31, 2017, $250,000 is unused and available on this line of credit. The line is secured by a personal guarantee by the Company's CEO, Aditya Sharma.

NOTE 6 – NOTES PAYABLE

Total notes payable at March 31, 2018 and December 31, 2017 consisted of the following:

	March 31, 2018		December 31, 2017	
Third party				
Notes payable – bank (a)	$	239,430	$	256,426
Less current portion of long-term debt		(69,223)		(68,705)
Long-term portion of debt	$	170,207	$	187,721
Related parties				
Due to officer (b)	$	35,511	$	32,500
Note payable – related parties (d)		50,000		—
Notes payable – related parties (c)		255,405		264,403
Subtotal		340,916		296,903
Less current portion		(123,426)		(72,249)
Long-term portion of debt – related party	$	217,490	$	224,654

(a)   The Company borrowed $350,000 from a bank on July 21, 2016. Interest accrues at 3.25% per annum. Monthly principal and interest payments are in the amount of $6,336. Maturity date is July 21, 2021. The note is secured by a personal guarantee by the CEO, Aditya Sharma, by way of a secured personal CD for $350,000 maintained by the bank.

(b)   During 2016, the Company's CEO, Aditya Sharma, loaned the Company $32,500 to cover short-term operating cash requirements. Interest accrues at 2.49% per annum. The amount increased to $35,244 during 2017, and to $35,511 at March 31, 2018. Accrued interest at March 31, 2018 and December 31, 2017 was $1,504 and $1,286 respectively. Maturity date is December 31, 2018. The note is to Aditya Sharma, for expenses paid on behalf of the Company.

(c)   During 2016, the Company issued a note payable in the principal amount of $309,745 to a related party, which is a family member of the CEO. Interest accrues at 9.90% per annum. Monthly principal, interest, and insurance payments are in the amount of $5,290. The long-term note payable balance includes a contra offset amount of $6,750, which represents a reimbursable service fee. Maturity date is November 1, 2023. The note is secured by a personal guarantee by the Company's CEO.

(d)   On March 20, 2018, the Company issued a note payable in the principal amount of $50,000 to a related party, which is a family member of the CEO. Interest accrues at 6.0% per annum. The loan may be repaid anytime over a one year period with no monthly installments necessary. If paid sooner, interest will be calculated on a pro-rata basis at 6% simple interest annually.

Future maturities of long-term debt were as follows as of March 31, 2018:

	Bank	Related Party	Total
2018	69,223	37,915	107,138
2019	71,570	41,793	113,363
2020	73,929	46,174	120,103
2021	24,708	50,959	75,667
2022 and thereafter	—	78,564	78,564
Total	$ 239,430	$ 255,405	$ 494,835

NOTE 7 – INCOME TAXES

At December 31, 2017 and 2016, the Company's deferred tax assets consisted of principally net operating loss carry forwards. For the years ended December 31, 2017 and 2016, the material reconciling items between the tax benefit computed at the statutory rate and the actual benefit recognized in the financial statements consisted of a temporary difference related to capitalized development costs and the change in the valuation allowance during the applicable period. The Company has recorded a 100% valuation allowance as management is uncertain that the Company will realize the deferred tax assets.

As of December 31, 2017, the Company had net operating loss carry forward of approximately $1,100,000, which will expire beginning in 2036.

At December 31, 2017, the Company had $162,351 of unrecognized net tax benefits, the large majority of which relates to loss carryforwards for which we have provided a full valuation allowance. The tax years 2015 through 2017 remain open to examination by the major taxing jurisdictions to which we are subject.

On December 22, 2017, new federal tax reform legislation was enacted in the United States (the "2017 Tax Act"), resulting in significant changes from previous tax law. The 2017 Tax Act reduces the federal corporate income tax rate to a flat rate of 21%, from a graduated rate structure with a top rate of 35%, effective January 1, 2018. The rate change, along with certain immaterial changes in tax basis resulting from the 2017 Tax Act, resulted in a reduction of the Company's net deferred tax assets of approximately $154,000, and a corresponding reduction in the valuation allowance.

NOTE 8 – EQUITY

Common Stock
On September 1, 2016, the Board of Directors authorized the issuance of an aggregate of 50,000,000 shares of common stock at $0.001 par value to the founders, Aditya Sharma and Soumik Sarkar, as compensation for services rendered, IT development, and in lieu of wages forsaken during the development period.

On April 10, 2017, the Company sold 3,230,480 shares of the Company's common stock and issued warrants to purchase 2,000,000 shares of the Company's common stock, discussed below, in exchange for cash of $25,250 to a consultant of the Company (the "April 2017 Subscription Agreement").

On April 15, 2017, the Company issued 3,000,000 shares of the Company's common stock to a consultant under a subscription agreement in exchange for cash of $250. Fair value of these shares was $23,448, resulting in stock compensation of $23,198.

On May 15, 2017, Aditya Sharma, CEO of the Company, returned 102,571 shares to the Company at no cost. The shares were immediately cancelled.

On May 15, 2017, the Company issued Soumik Sarkar, co-founder of the Company, 2,000,000 shares of the Company's common stock in exchange for consideration of $100, resulting in $15,532 of stock compensation.

On May 15, 2017, the Company issued Mahmoud Khan, director of the Company, 600,000 shares of the Company's common stock in exchange for consideration of $100, resulting in $4,590 of stock compensation.

In September 2017, the Company entered into various subscription agreements with various investors to purchase an aggregate of 388,638 shares of the Company common stock in exchange for proceeds in the aggregate of $42,750, at a purchase price of $0.11 per share.

In October 2017, the Company entered into a series of subscription agreements with various investors to purchase an aggregate of 737,998 shares of the Company's common stock in exchange for proceeds of $81,180, at a purchase price of $0.11 per share.

On November 9, 2017, the Company entered into a subscription agreement with an investor to purchase 19,090 shares of the Company's common stock in exchange for proceeds of $2,100, at a purchase price of $0.11 per share.

On November 26, 2017, the Company entered into a subscription agreement with an investor to purchase 18,181 shares of the Company's common stock in exchange for proceeds of $2,000, at a purchase price of $0.11 per share.

On December 12, 2017, the Company entered into a subscription agreement with an investor to purchase 18,181 shares of the Company's common stock in exchange for proceeds of $2,000, at a purchase price of $0.11 per share.

Warrants

In connection with the April 2017 Subscription Agreement, the Company issued warrants to purchase 2,000,000 shares of the Company's common stock to a consultant. The warrants have a one year term, expiring on April 11, 2018 and an exercise price of $0.1125 per share. The relative fair value was $48. The 2,000,000 warrants granted are outstanding and exercisable at March 31, 2017.

Warrants/Options	Shares Issuable	Exercise Price
Outstanding as of December 31, 2016	—	$ —
Granted	2,000,000	0.1125
Exercised	—	—
Outstanding as of December 31, 2017	2,000,000	0.1125
Granted	—	—
Exercised	—	—
Outstanding as of March 31, 2018	2,000,000	$ 0.1125

The fair value of the warrants was determined by using the Black-Scholes option-pricing model. Variables used in the model for the warrants issued include: i) discount rates ranging from 1.07%; ii) expected terms of 1.00 years; iii) expected volatility ranging from 128.89%; iv) zero expected dividends and v) stock price of $0.00782

Additional Paid-In Capital

The Company's founders, Aditya Sharma and Soumik Sarkar, have contributed cash and property and equipment in order to provide the Company with initial operating working capital and necessary resources. During 2015, Soumik Sarkar contributed three computer servers to the Company. The cash proceeds and shareholder's basis in the property were recorded as additional paid-in capital. For the years ended December 31, 2016 and 2015, capital contributions consisted of the following:

	December 31, 2016	December 31, 2015
Aditya Sharma	$ 69,962	$ 41,113
Soumik Sarkar	—	27,283
Total	$ 69,962	$ 68,396

.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

On December 7, 2016, the Company entered into a financing arrangement with Merchant Credit and Guarantee Corporation Ltd. ("MCGC"), where MCGC would seek to arrange financing for the Company in the amount of $3,000,000. As part of the arrangement, the Company incurred origination/earnest fees in the amount of $40,000.

In April 2017, the Company filed a lawsuit against MCGC for breach of contract. On August 29, 2017, the Fourth Judicial District Court issued a Notice of Entry and Docketing of Judgment in favor of the Company, where the Company was awarded $35,699. This amount includes costs and interest incurred. As of the financial statement issuance date, this amount has not yet been collected and is fully reserved until such a time as it is collected.

NOTE 10 – SUBSEQUENT EVENTS

On April 4, 2018, the Company borrowed $40,000 from a bank. Interest accrues at 7.25% per annum. Monthly principal and interest payments are in the amount of $798. Maturity date is April 4, 2023.

On April 13, 2018, the Company entered into a business line of credit loan agreement for $950,000 from a bank. Interest accrues at 4.816% per annum. Maturity date is April 30, 2020. On April 16, 2018, the Company borrowed $450,000 on this line of credit. On July 3, 2018 the Company borrowed an additional $500,000. The note is secured by a personal guarantee by the Company's CEO.

On July 24, 2018 we learned of the passing of our esteemed colleague and Sr. VP of worldwide sales, Ralph Alterbaum. Management has taken steps to transfer Mr. Alterbaum's duties within the existing organization and does not anticipate a material impact on its operations as a result.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the board of directors of
Crosscode, Inc.
Maple Grove, Minnesota

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Crosscode, Inc. (the "Company") as of December 31 , 2017 and 2016, the related statements of operations, changes in stockholders' deficit, and cash flows for each of the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Other matters

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, and has a working capital deficit, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GBH CPAs, PC
We have served as the Company's auditor since 2017.

GBH CPAs, PC
www.gbhcpas.com
Houston, Texas
April 10, 2018

Crosscode, Inc.
Balance Sheets
As of December 31, 2017 and 2016

		2017		2016
ASSETS				
Current assets:				
Cash and cash equivalents	$	316,596	$	525,181
Stock subscription receivable		200		—
Other receivables		3,685		—
Total current assets		320,481		525,181
Property and equipment, net of accumulated depreciation		16,843		21,062
Capitalized software development costs, net		326,235		57,552
Intangible assets, net		7,380		7,927
Total assets	$	670,939	$	611,722
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Accounts payable and accrued expenses	$	217,637	$	29,547
Accounts payable and accrued expenses – related parties		3,264		1,754
Current portion of long-term notes payable		68,705		66,518
Current portion of long-term notes payable – related parties		37,005		33,533
Line of credit		250,000		—
Current portion of due to officer		35,244		—
Total current liabilities		611,855		131,352
Due to officer		—		32,500
Notes payable, net of current portion		187,721		256,425
Notes payable – related parties, net of current portion		227,399		264,404
Total liabilities		1,026,975		684,681
Stockholders' deficit				
Common stock, $0.001 par value, 100,000,000 shares authorized, 59,909,996 and 50,000,000 shares issued and outstanding, respectively		59,910		50,000
Additional paid-in capital		327,498		138,358
Accumulated deficit		(743,444)		(261,317)
Total stockholders' deficit		(356,036)		(72,959)
Total liabilities and stockholders' deficit	$	670,939	$	611,722

See accompanying notes to the financial statements.

F-12

Crosscode, Inc.
Statements of Operations
For the years ended December 31, 2017 and 2016

	2017	2016
Revenue	$ —	$ 33,000
Operating expenses:		
General and administrative expenses	295,621	228,540
Research and development	105,791	8,250
Depreciation and amortization expense	38,433	12,771
Total operating expenses	439,845	249,561
Net loss from operations	(439,845)	(249,561)
Other income (expenses):		
Interest expense	(42,470)	(10,053)
Other income	188	133
Total other income (expenses)	(42,282)	(9,920)
Net loss	$ (482,127)	$ (226,481)
Net loss per common share – basic and diluted	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding – basic and diluted	56,236,813	15,934,066

See accompanying notes to the financial statements.

F-13

Crosscode, Inc.
Statements of Changes in Stockholders' Deficit
For the years ended December 31, 2017 and 2016

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Par	Capital	Deficit	Total
Balance at December 31, 2015	—	$ —	$ 68,396	$ (34,836)	$ 33,560
Founder shares issued	50,000,000	50,000	—	—	50,000
Capital contributions	—	—	69,962	—	69,962
Net loss	—	—	—	(226,481)	(226,481)
Balance at December 31, 2016	50,000,000	$ 50,000	$ 138,358	$ (261,317)	$ (72,959)
Issuance of common stock and warrants for cash	10,012,567	10,013	145,717	—	155,730
Share-based compensation related to shares issued to related parties for cash at a discount	—	—	43,320	—	43,320
Return of founder shares	(102,571)	(103)	103	—	—
Net loss	—	—	—	(482,127)	(482,127)
Balance at December 31, 2017	59,909,996	$ 59,910	$ 327,498	$ (743,444)	$ (356,036)

See accompanying notes to the financial statements.

F-14

Crosscode, Inc.
Statements of Cash Flows
For the years ended December 31, 2017 and 2016

		2017		2016
Cash flows from operating activities:				
Net loss	$	(482,127)	$	(226,481)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization		38,433		12,771
Share-based compensation		43,320		50,000
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		(3,685)		—
Accounts payable and accrued expenses		62,987		29,547
Accounts payable and accrued expenses – related parties		2,574		1,754
Net cash used in operating activities		(338,498)		(132,409)
Cash flows from investing activities:				
Capitalized software development costs		(298,340)		(57,552)
Purchase of fixed assets		(4,010)		—
Purchase of intangible assets		—		(8,200)
Net cash used in investing activities		(302,350)		(65,752)
Cash flows from financing activities:				
Proceeds from line of credit		250,000		—
Proceeds from credit card advances		124,040		—
Proceeds from borrowings of debt		—		350,000
Repayments on debt		(66,518)		(27,056)
Proceeds from borrowings of related party debt		2,744		335,495
Repayments on related party debt		(33,533)		(5,059)
Proceeds from common stock and warrant issuances		155,530		—
Cash capital contributions		—		69,962
Net cash provided by financing activities		432,263		723,342
Net increase (decrease) in cash		(208,585)		525,181
Cash and cash equivalents, beginning of period		525,181		—
Cash and cash equivalents, end of period	$	316,596	$	525,181
Supplemental cash flow disclosures:				
Cash paid for interest	$	38,450	$	8,333
Cash paid for income taxes	$	—	$	—
Non-cash investing and financing activities:				
Common stock issued for subscription receivable	$	200	$	—

See accompanying notes to the financial statements.

F-15

Crosscode, Inc.
Notes to Financial Statements

NOTE 1 – ACCOUNTING POLICIES

THE COMPANY

Crosscode, Inc. (the "Company") was incorporated in Delaware on October 20, 2015. The Company has developed a proprietary system to provide detailed reports on the information technology ("IT") impact of business process changes across a set of heterogeneous IT systems across the entire enterprise. The Company has created a new generation and genre of IT management solution tools.

BASIS OF PRESENTATION

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements in conformity with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results and outcomes may differ from management's estimates and assumptions.

REVENUE RECOGNITION

Effective in the first quarter of 2018, the Company has adopted FASB *Accounting Standards Codification* (ASC) 606, *Revenue from Contracts with Customers*. Revenue from software sales agreements is recognized when the contract has been approved and the parties are committed, each party's rights are identified, payment terms are defined, the contract has commercial substance, and collectability is probable. In software arrangements that include more than one element, the Company allocates the total arrangement fee among the elements based on the relative fair value of each of the elements.

Revenue allocated to software products generally is deferred and recognized in future periods to the extent that an arrangement includes one or more elements to be delivered at a future date. Revenue is recognized ratably over the contract term.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents. These investments are carried at cost, which approximates fair value.

The Company maintains cash balances in insured financial institutions. From time to time, balances may exceed amounts insured by the Federal Deposit Insurance Corporation. At December 31, 2017 and 2016, the Company's cash in excess of the federally insured limit was $66,596 and $275,181, respectively. Historically, the Company has not incurred any losses related to cash balances.

ACCOUNTS RECEIVABLE

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The valuation allowance, and changes to the valuation allowance, have not been material to the financial statements.

INVENTORIES

Resale goods and materials are stated at cost, not to exceed market value, using the average cost method. For the years ended December 31, 2017 and 2016 ending inventory was $0.

ADVERTISING

The Company expenses advertising costs as they are incurred.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and depreciated over its useful life using the 200% declining balance method for books and tax. Maintenance and repair are charged to operations as incurred, major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Property and equipment are depreciated by major classification of assets according to the following useful lives:

Computer Equipment	5 Years
Computer Software	3 Years
Furniture & Equipment	7 Years

SOFTWARE DEVELOPMENT COSTS

Software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. Software development costs are amortized over a 36-month period once the product becomes available for general release.

INTANGIBLE ASSETS

Intangible assets are amortized using the straight-line method over their estimated period of benefit, ranging from one to fifteen years. We evaluate the recoverability of intangible assets periodically and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. All of our intangible assets are subject to amortization. No material impairments of intangible assets have been identified during any of the periods presented. Intangible assets are amortized according to the following useful lives:

Domain Crosscode.com	15 Years

We evaluate the recoverability of intangible assets periodically and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. All of our intangible assets are subject to amortization. No material impairments of intangible assets have been identified during any of the periods presented.

INCOME TAXES

An asset and liability approach is used for financial accounting and reporting for income taxes. Deferred income taxes arise from temporary differences between income tax and financial reporting and principally relate to recognition of revenue and expenses in different periods for financial and tax accounting purposes and are measured using currently enacted tax rates and laws. In addition, a deferred tax asset can be generated by net operating loss carryforwards ("NOLs"). If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

In the event the Company is charged interest or penalties related to income tax matters, the Company would record such interest as interest expense and would record such penalties as other expense in the consolidated statement of operations. No such charges have been incurred by the Company. As of December 31, 2017 and December 31, 2016, the Company has no accrued interest related to uncertain tax positions.

Deferred income taxes are provided on a liability method whereby deferred tax assets and liabilities are established for the difference between the financial reporting and income tax basis of assets and liabilities as well as operating loss and tax credit carry forwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carry-forwards are expected to be available to reduce taxable income.

EARNINGS PER SHARE

Basic earnings (loss) per common share are computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, if any. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive. At December 31, 2017 and 2016, there were no potentially dilutive instruments.

SUBSEQUENT EVENTS

While the Company has provided all audited financial statements thru December 31, 2017, there has been significant progress since January 1, 2018. The Company is on a growth mode and has initiated an aggressive campaign to bring its technology to leading companies in the United States. The Company has participated in numerous industry conferences and events and its leadership has been invited to present their technology at multiple events. The Company has begun the process of implementing its technology to the first set of customers and has already signed multiple contracts at this time. Even with limited marketing campaigns, the Company's technology is being extremely well received and the Company has a confirmed sales pipeline of over US$3 Million at this time, which are in multiple stages of closure. Further the Company has entered in a partnership agreement with the world's largest IT services provider to offer the Company's technology to their customers. The Company has also been aggressively building its leadership teams and has added on to its payrolls additional employees having strong backgrounds with companies like IBM, Cisco and more.

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NEW ACCOUNTING PRONOUNCEMENTS

There were various accounting standards and interpretations issued recently, none of which are expected to a have a material impact on our consolidated financial position, operations or cash flows.

The Company has adopted the new revenue recognition standard, Revenue from Contracts with Customers (ASC 606) effective January 1, 2018. The Company has completed our evaluation of the potential changes in accounting for representative transactions under the new guidance. The Company expects the impact of the adoption to be insignificant to its financial statements, since its contracts are simple with a single bundle of performance obligations delivered evenly over a fixed term for a fixed price. At December 31, 2017 the Company has not yet recorded or amortized deferred revenue related to software sales, so no retrospective transitional approach will be required.

The Company plans to adopt the new lease accounting standard, Leases (ASC 842) effective in 2019. The Company has no lease obligations as of December 31, 2017. The Company's future leases are expected to be limited to operating leases for the Company's corporate headquarters and regional sales offices. While management cannot yet estimate the amounts by which its financial statements will be affected, the Company has identified the following changes. The Company expects the recognition of expense to be similar to the current guidance under the new standard. And there will be a significant change in the balance sheet due to the recognition of Right of Use Assets and the corresponding Lease Liability.

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The Company plans to adopt the new standard for Financial Instruments - Credit Losses (ASC 326) effective in 2020. The Company does not expect this adoption to have a material impact.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the twelve-month period following the issuance of these financial statements. As shown in the accompanying financial statements, the Company incurred accumulated losses of $743,444 from inception through December 31, 2017, and a net working capital deficiency. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Management plans to raise additional funds through public or private sales of equity or debt securities or from bank or other loans. Management also expects to begin its initial sales cycle in 2018, and begin recording revenue from the sale of its technology.

NOTE 3 – PROPERTY AND EQUIPMENT

	December 31, 2017	December 31, 2016
Furniture and equipment	$ 8,400	$ 8,400
Computer equipment and software	30,811	26,800
Property and equipment, at cost	39,211	35,200
Accumulated depreciation	(22,368)	(14,138)
Property and equipment, net	$ 16,843	$ 21,062

For the years ended December 31, 2017 and 2016, depreciation expense was $8,230 and $12,498, respectively.

F-18

NOTE 4 – CAPITALIZED SOFTWARE DEVELOPMENT COSTS

The Company's capitalized development costs at December 31, 2017 and 2016 consisted of the following:

	December 31, 2017	December 31, 2016
Capitalized software development costs	$ 335,891	$ 57,552
Accumulated amortization	(29,656)	—
Capitalized software development costs, net	$ 326,235	$ 57,552

During the years ended December 31, 2017 and 2016, amortization expense was $29,656 and $0, respectively.

NOTE 5 – INTANGIBLES

The Company's intangible assets at December 31, 2017 and 2016 consisted of the following:

	December 31, 2017	December 31, 2016
Domain name	$ 8,200	$ 8,200
Accumulated amortization	(820)	(273)
Intangibles, net	$ 7,380	$ 7,927

During the years ended December 31, 2017 and 2016, amortization of the Domain name intangible asset was $547 and $273, respectively.

NOTE 6 – LINE OF CREDIT

On November 6, 2017, the Company entered into a line of credit agreement with a bank for up to $500,000. The interest rate is equal to 0.25% above the prime rate in effect, accrued and payable monthly. Accrued interest as of December 31, 2017 was $839. As of December 31, 2017, $250,000 is unused and available on this line of credit. The line is secured by a personal guarantee by the Company's CEO, Aditya Sharma.

NOTE 7 – NOTES PAYABLE

Total notes payable at December, 2017 and 2016 consisted of the following:

	December 31, 2017	December 31, 2016
Third party		
Notes payable – bank (a)	$ 256,426	$ 322,943
Less current portion of long-term debt	(68,705)	(66,518)
Long-term portion of debt	$ 187,721	$ 256,425
Related parties		
Due to officer (b)	$ 35,244	$ 32,500
Notes payable – related parties (c)	264,403	297,937
Subtotal	299,647	330,437
Less current portion of long-term debt	(72,249)	(33,533)
Long-term portion of debt – related party	$ 227,398	$ 296,904

(a) The Company borrowed $350,000 from a bank on July 21, 2016. Interest accrues at 3.25% per annum. Monthly principal and interest payments are in the amount of $6,336. Maturity date is July 21, 2021. The note is secured by a personal guarantee by the CEO, Aditya Sharma, by way of a secured personal CD for $350,000 maintained by the bank.

(b) During 2016, the Company's CEO, Aditya Sharma, loaned the Company $32,500 to cover short-term operating cash requirements. Interest accrues at 2.49% per annum. The amount increased to $35,244 during 2017. Accrued interest at December 31, 2017 was $1,286. Maturity date is December 31, 2018. The note is to Aditya Sharma, for expenses paid on behalf of the Company.

(c) During 2016, the Company issued a note payable in the principal amount of $309,745 to a related party, which is a family member of the CEO. Interest accrues at 9.90% per annum. Monthly principal, interest, and insurance payments are in the amount of $5,290. The long-term note payable balance includes a contra offset amount of $6,750, which represents a reimbursable service fee. Maturity date is November 1, 2023. The note is secured by a personal guarantee by the Company's CEO.

Future maturities of long-term debt were as follows as of December 31, 2017:

	Bank		Related Party		Total	
2018	$	71,094	$	40,839	$	111,933
2019		73,557		45,016		118,573
2020		43,070		49,735		92,805
2021		—		54,888		54,888
2022		—		36,920		36,921
Total	$	187,721	$	227,398	$	415,120

NOTE 8 – INCOME TAXES

At December 31, 2017 and 2016, the Company's deferred tax assets consisted net operating loss carry forwards. For the years ended December 31, 2017 and 2016, the material reconciling items between the tax benefit computed at the statutory rate and the actual benefit recognized in the financial statements consisted of a temporary difference related to capitalized development costs and the change in the valuation allowance during the applicable period. As of December 31, 2017 and 2016, the Company has recorded a 100% valuation allowance as management is uncertain that the Company will realize the deferred tax assets.

As of December 31, 2017, the Company had net operating loss carry forward of approximately $1,100,000, which will expire beginning in 2036.

At December 31, 2017, the Company had $162,351 of unrecognized net tax benefits, the large majority of which relates to loss carryforwards for which we have provided a full valuation allowance. The tax years 2015 through 2017 remain open to examination by the major taxing jurisdictions to which we are subject.

On December 22, 2017, new federal tax reform legislation was enacted in the United States (the "2017 Tax Act"), resulting in significant changes from previous tax law. The 2017 Tax Act reduces the federal corporate income tax rate to a flat rate of 21%, from a graduated rate structure with a top rate of 35%, effective January 1, 2018. The rate change, along with certain immaterial changes in tax basis resulting from the 2017 Tax Act, resulted in a reduction of the Company's net deferred tax assets of approximately $154,000, and a corresponding reduction in the valuation allowance.

NOTE 9 – EQUITY

Common Stock

On September 1, 2016, the Board of Directors authorized the issuance of an aggregate of 50,000,000 shares of common stock at $0.001 par value to the founders, Aditya Sharma and Soumik Sarkar, as compensation for services rendered, IT development, and in lieu of wages forsaken during the development period.

On April 10, 2017, the Company sold 3,230,480 shares of the Company's common stock and issued warrants to purchase 2,000,000 shares of the Company's common stock, discussed below, in exchange for cash of $25,250 to a consultant of the Company (the "April 2017 Subscription Agreement").

On April 15, 2017, the Company issued 3,000,000 shares of the Company's common stock to a consultant under a subscription agreement in exchange for cash of $250. Fair value of these shares was $23,448, resulting in stock compensation of $23,198.

On May 15, 2017, Aditya Sharma, CEO of the Company, returned 102,571 shares to the Company at no cost. The shares were immediately cancelled.

On May 15, 2017, the Company issued Soumik Sarkar, co-founder of the Company, 2,000,000 shares of the Company's common stock in exchange for consideration of $100, resulting in $15,532 of stock compensation.

On May 15, 2017, the Company issued Mahmoud Khan, director of the Company, 600,000 shares of the Company's common stock in exchange for consideration of $100, resulting in $4,590 of stock compensation.

In September 2017, the Company entered into various subscription agreements with various investors to purchase an aggregate of 388,638 shares of the Company common stock in exchange for proceeds in the aggregate of $42,750, at a purchase price of $0.11 per share.

In October 2017, the Company entered into a series of subscription agreements with various investors to purchase an aggregate of 737,998 shares of the Company's common stock in exchange for proceeds of $81,180, at a purchase price of $0.11 per share.

On November 9, 2017, the Company entered into a subscription agreement with an investor to purchase 19,090 shares of the Company's common stock in exchange for proceeds of $2,100, at a purchase price of $0.11 per share.

On November 26, 2017, the Company entered into a subscription agreement with an investor to purchase 18,181 shares of the Company's common stock in exchange for proceeds of $2,000, at a purchase price of $0.11 per share.

On December 12, 2017, the Company entered into a subscription agreement with an investor to purchase 18,181 shares of the Company's common stock in exchange for proceeds of $2,000, at a purchase price of $0.11 per share.

Warrants

In connection with the April 2017 Subscription Agreement, the Company issued warrants to purchase 2,000,000 shares of the Company's common stock to a consultant. The warrants have a one year term, expiring on April 11, 2018 and an exercise price of $0.1125 per share. The relative fair value was $48. The 2,000,000 warrants granted are outstanding and exercisable at December 31, 2017.

	Shares Exercise	Warrants/Options Issuable Price
Outstanding as of December 31, 2016	—	$ —
Granted	2,000,000	0.1125
Exercised	—	—
Outstanding as of December 31, 2017	2,000,000	$ 0.1125

The fair value of the warrants was determined by using the Black-Scholes option-pricing model. Variables used in the model for the warrants issued include: i) discount rates ranging from 1.07%; ii) expected terms of 1.00 years; iii) expected volatility ranging from 128.89%; iv) zero expected dividends and v) stock price of $0.00782.

Additional Paid-In Capital

The Company's founders, Aditya Sharma and Soumik Sarkar, have contributed cash and property and equipment in order to provide the Company with initial operating working capital and necessary resources. During 2015, Soumik Sarkar contributed three computer servers to the Company. The cash proceeds and shareholder's basis in the property were recorded as additional paid-in capital. For the years ended December 31, 2016 and 2015, capital contributions consisted of the following:

	December 31, 2016	December 31, 2015
Aditya Sharma	$ 69,962	$ 41,113
Soumik Sarkar	—	27,283
Total	$ 69,962	$ 68.396

NOTE 10 – COMMITMENTS AND CONTINGENCIES

On December 7, 2016, the Company entered into a financing arrangement with Merchant Credit and Guarantee Corporation Ltd. ("MCGC"), where MCGC would seek to arrange financing for the Company in the amount of $3,000,000. As part of the arrangement, the Company incurred origination/earnest fees in the amount of $40,000. In April 2017, the Company filed a lawsuit against MCGC for breach of contract. On August 29, 2017, the Fourth Judicial District Court issued a Notice of Entry and Docketing of Judgment in favor of the Company, where the Company was awarded $35,699. This amount includes costs and interest incurred. As of the financial statement issuance date, this amount has not yet been collected.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The Registrant estimates that expenses in connection with the distribution described in this Registration Statement will be as shown below. All expenses incurred with respect to the distribution will be paid by the Company.

Expense

Legal fees and expenses:	$	20,000
Accounting fees and expenses:	$	50,000
	$	70,000
Total:		

Item 14. Indemnification of Directors and Officers

See the Bylaws of the Company as shown on Exhibit 3.2 herein.

Agreements

We intend to modify the compensation agreements with selected officers and directors, pursuant to which we will agree, to the maximum extent permitted by law, to defend, indemnify and hold harmless the officers and directors against any costs, losses, claims, suits, proceedings, damages or liabilities to which our officers and directors become subject to which arise out of or are based upon or relate to our officers and directors engagement by the Company.

Item 15. Recent Sales of Unregistered Securities

A total of 52,497,429 shares of the Company's common stock were issued to the following individuals as founder's shares, for no monetary consideration. 39,897,429 of the shares are beneficially held by Aditya Sharma, the Company's CEO.

Founder	Date Awarded	Shares
Sharma, Aditya Raj	9/01/2016	40,000,000
Sharma, Aditya Raj (Return of shares)	5/15/2017	(102,571)
Sarkar ,Soumik P.	9/01/2016	10,000,000
Sarkar ,Soumik P.	5/15/2017	2,000,000
Khan, Mahmood A.	5/15/2017	600,000
Total founder shares		52,497,429

The remaining 7,412,568 shares are held by non-affiliate shareholders who received their shares on the following dates:

Shareholder	Date Awarded	Shares
Abenhaim, Jonathan F.	9/25/17	25,000
Agullo, Francisco J. Guilabert	9/17/17	18,182
Ardalan, Babak	12/12/17	18,182
Aspigares, Alberto	9/10/17	36,364
Bahmie, Hamid	10/16/17	36,363
Barsoum, Samy	11/16/17	18,181
Berman, Hal	9/15/17	45,454
Bhende, Paras K.	10/12/17	45,454
Bolandgray, Abbas	9/12/17	36,364
Bolandgray, Azar	10/25/17	18,182
Bublitz, Todd F.	10/5/17	38,000
Carlet, Luciana Ereasi	10/12/17	18,182
Cashflow Pillars, LLC	10/31/17	36,364
Dudek, David M.	10/29/17	36,363
Enna, Matthew J.	9/5/17	36,364
Fendel, Chris	10/2/17	18,182
Grischott, Fred	9/12/17	27,273

Grover, Shailendra	10/24/17	18,182
Henein, Joseph	10/5/17	18,182
Henein, Mary	10/26/17	18,181
Henein, Michael	10/5/17	18,182
Henein, Amal	10/27/17	36,363
Henein, Fayez	10/26/17	36,363
Javid, Mina	10/5/17	18,182
Ley, Robert	10/5/17	18,182
Malek, Sima	9/25/17	18,182
Manifold Works, Inc.	10/5/17	36,363
Namjoshi, Vikram	10/12/17	45,455
Nava, Art	10/19/17	36,363
Nava, Shonna	10/19/17	36,363
Newman, Gerald	4/15/17	3,000,000
Perez, Abby	11/9/17	19,090
Phypers, Aaron William Cameron	10/2/17	18,182
Riazi, Jalil	10/5/17	36,364
Riazi, Lily	10/5/17	36,364
Riazi, Maryam	9/27/17	27,273
Sabetian, Soraya	10/1/17	27,273
Salinger, Stephen	9/28/17	45,455
Vega, Ivan	9/15/17	36,363
Zhang, Lijia	10/5/17	36,364
Zoilo Gutierrez Martinez De	9/17/17	36,363
Toghraie, Masoud	4/10/17	3,230,480
Total non-affiliated shareholder shares		7,412,567
Total Shares		59,909,996

Item 16. Exhibits and Financial Schedules

The exhibits and financial statement schedules filed as part of this registration statement are as follows: **a.**

Financial Statements

1. Audited Financial Statements and Notes for the period ended December 31, 2016.

b. Exhibits

3.1	Articles of Incorporation of Registrant, as amended
3.2	Bylaws of Registrant
5.1	Opinion of Law Offices of Matheau J. W. Stout Regarding Legality of the Securities Being Registered
10.1	Offer Letter to Ralph Alterbaum dated October 27, 2017
10.2	Agreement with Soumik Sarkar dated November 15, 2017
10.3	Loan Agreement with Anshu Sharma dated November 1, 2016
23.1	Consent of Law Office of Matheau J. W. Stout, Esq. (included in Exhibit 5.1)
23.2	Consent of GBH CPAs, PC

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1)
   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

   i. To include any prospectus required by Section 10(a) (3) of the Securities Act;

   ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

   iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

49

(5) For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (Sec. 230-424);

ii.Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the registrant;

iii.The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities

provided by or on behalf of the undersigned registrant; and iv. Any other communication that is an offer in the offering made by the undersigned registrant

to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof

(8) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of High Point, State of Delaware on August 10, 2018.

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CROSSCODE, INC.

Date: August 10, 2018

/s/ Aditya Sharma

Deleted: July 31

By: Aditya Sharma

Its: Chief Executive Officer;

Director

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature **Capacity in Which Signed** **Date**

Signature	Capacity in Which Signed	Date
/s/ Aditya Sharma Aditya Sharma	Chief Executive Officer (Principal Executive Officer and Director)	August 10, 2018
/s/ David S. Palan David S. Palan, CPA	Chief Financial Officer (Principal Accounting and Financial Officer and Director)	August 10, 2018
/s/ David S. Palan David S. Palan	Director, Secretary	August 10, 2018

Deleted: July 31

Deleted: July 31

Deleted: July 31